EXHIBIT 99.1

CGI Group Inc.

2015 Annual Report

CGI’s 2015 Annual Report is comprised

of two separate volumes:

Volume 1: 2015 Annual Review

&

Volume 2: Fiscal 2015 Results

Volume 1 of the Annual Report

follows this page.

(this page does not form part of the Annual Report)

Business and IT consulting Systems integration IT managed services 2015 Annual Review Business process services BUILDING ON 40 YEARS OF COMMITMENT

In 2016, we enter our 40thyear inbusiness — a milestone that is founded upon a deep commitment to listening to our clients, providing innovative services and solutions, and consistently delivering operational excellence. This past year, we continued our tradition of meeting regularly with our clients face-to-face through 5,974 client satisfaction assessments and 965 strategic planning interviews to ensure we remain best positioned to help drive our clients’ business outcomes. This Annual Review brings you the insights of our 2015 conversations, including an overview of our clients’ priorities and how CGI is responding to fulfill their needs. Our client commitment: To listen, innovate and deliver

2015 ANNUAL REVIEW BUILDING ON 40 YEARS OF COMMITMENT CONTENTS 2 Building on 40 years of commitment Founder and Executive Chairman of the Board Serge Godin and President and Chief Executive Of?cer Michael E. Roach 4 CGI by the numbers 5 2015 Voice of Our Clients INDUSTRY INSIGHTS 6 Financial services 10 Health 12 Utilities 14 Transportation 15 Oil and gas 16 Digital transformation 22 Government 26 Manufacturing 28 Retail and consumer services 30 Communications 31 Post and logistics 32 Innovation@CGI ABOUT CGI 36 Corporate social responsibility 38 Global footprint 40 Leadership team 42 The CGI Constitution 43 Looking ahead…

Serge Godin
Founder and
Executive Chairman of the Board



Michael E. Roach
President and
Chief Executive Officer

Building on 40 years of commitment

As we commemorate our 40th year in business, Serge Godin and Michael E. Roach share the fundamentals of CGI's long-term success and discuss the company's exciting journey ahead.

2016 marks CGI's 40th year in business. At the time of our founding, personal computers were in their infancy and the establishment of an IT services company was certainly a new phenomenon. What has guided CGI through all the change over the past four decades?

Serge: We conceived this company to be more than a place of work—we are a family. The overarching goal we have had from the beginning is our collective dream: *To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.* This dream includes the principles by which our members enjoy working together and feel empowered, as owners, to best serve the needs of our clients.

Michael: The fact that CGI began with a dream has been a powerful motivator. There is nothing in the dream that talks about the physical size and financial assets of the company. The dream is centered on the core of our business—our people. They care about this company and are deeply committed to providing the expertise and capabilities needed to help our clients reach their full potential. A testament of this commitment is the fact that a vast majority of our members are shareholders of the company; they pay attention to the details of our day-to-day operations and have completely engaged their hearts, minds and talents to helping our clients.

Serge: We also are guided by the CGI Management Foundation, which includes the CGI Constitution—our dream, vision, mission and values—and our common policies, frameworks, processes, operational principles and measures. The Foundation includes everything needed to run and build a business and is uniformly applied across the company to ensure the consistent, high-quality execution of our commitments, no matter where CGI delivers in the world. It has allowed us to aspire to become an institution that also remains entrepreneurial, and has brought us to where we are today as one of the largest IT and business process services providers in the world.

CGI Management Foundation


ISO 9001 CERTIFIED OPERATIONS
CGI Constitution
Dream Vision Mission Values
Code of Ethics
Human Resources Policies
Financial Policies
Security Policies
Quality Policy
Strategic Directions and Plans
Corporate and Operations Governance
Organizational Model and Adjustments
Management Frameworks
Business Unit Processes
Business Development
Assignment and Recruitment
Managing for Excellence
Engagement Risk Management
Business Development Health Check
Corporate Processes
Business Unit Performance Review
Innovation, IP and Efficiency Investments
Financial Management
Client Partnership Management Framework
Proposal
Contract
IT Management Best Practices
Engagement Governance
Delivery
Closing
Member Partnership Management Framework
Shareholder Partnership Management Framework
Technology Management
Application Management
Consulting, System Integration and Development
Business Process Management
• Integration
• Team meetings
• Performance management & career planning
• Leadership Institute
• Relationship management
• Disclosure guidelines
• Communications
Client Satisfaction Assessment Program
Member Satisfaction Assessment Program
Shareholder Satisfaction Assessment Program

© 2015 CGI Group Inc.

2

2015 ANNUAL REVIEW This Annual Review shares the collective insights of our conversations with clients throughout the year, along with how we have helped them deliver greater value to their customers and citizens. How do clients fit within CGI’s business model? Serge: Operational excellence is a part of CGI’s DNA. We hold client satisfaction meetings throughout the year to understand what we have done well and where we can improve. In addition, each year we consult with clients through our strategic planning process to understand their top business and IT priorities and to ensure we align our priorities with theirs. All of these conversations are held face-to-face, which is an important differentiator in terms of how we interact with our clients. This is how we embed continuous improvement into our business model. Michael: In our business, everything begins and ends with the client. Throughout the years, they have told us where they are going and what they need from us, and we have continuously responded through the growth of our client proximity and global delivery models. Our proximity model locates CGI’s operations where our clients make their most important business decisions. We are there to provide the local commitment, accountability and responsiveness required to be their partner and expert of choice. We complement this by sharing the expertise of our members from around the world who bring ideas, solutions and best practices to complement that local commitment. We work with clients to determine together the best way to get the work done, including on premises, onshore, nearshore and offshore—all based upon clients’ ingredients of value: price, quality and risk management. The insights from this year’s conversations with clients point to a clear sense of urgency to advance their digital transformation agendas. How can CGI help them do this? Serge: We live in a fast-changing world full of tremendous opportunities, and customers and citizens are expecting more. As clients go through this digital revolution, IT is central to any productivity quest. Worldwide spending on IT services continues to increase, and clients are seeking a partner that can help them make the best use of their investments and implement the right strategies and solutions that will enable them to become customer-centric digital organizations. Michael: The state of technology has evolved to a point where you can rapidly connect and leverage it to transform how you do your business. Digital transformation aligns both the business and IT sides of our clients’ operations—it is central to their growth strategies. As you read through this Annual Review, each section highlights how we are engaged in helping clients with an effective response—one that drives the innovation required to accelerate their business outcomes. We are proud to play an integral role in this exciting journey. We have the expertise and capabilities required to best help our clients succeed in the digital world. Looking ahead to the next 40 years, what can clients expect from CGI? Michael: Clients want to partner with our company because we are committed to continuing to build and expand our business now and into the future. Accordingly, clients can trust that when they sign a long-term business agreement, they can count on us to be there to deliver on our promises. Our business model is built to grow and last. Clients can expect CGI to continue our commitment of growing and adding new capabilities to best serve them around the world. Thank you for 40 exceptional years. It has been quite a journey, and I assure you that the best is yet to come. Serge: CGI is a consolidator and will remain a consolidator. In the coming years, only a handful of IT services ?rms will remain, and CGI will be one of them. Over the past 40 years, we have doubled the size of the company on average every 4 years, and our strategic aspiration is to double its size again so we can continue to best serve you, our clients. To all those with whom we have had the privilege of working, thank you. The future has never looked so exciting. 3

CGI by the numbers CGI is a financially strong and growing company with four decades of proven performance. Our global reach, combined with our proximity model of serving clients from 400 locations across 40 countries, provides the scale and immediacy required to rapidly respond to client needs. Our experts apply deep domain knowledge and cross-industry insights to help clients innovate to deliver greater value to their customers and citizens. Fiscal 2015 results • Revenue of $10.3 billion • Backlog of $20.7 billion 65,000 ? $10.3B 2015 • Bookings of $11.6 billion History of profitable growth 3 CGI has experienced significant growth 25,000 ? $ .5B 2006 through the disciplined execution of our “Build and Buy” profitable growth strategy—growth that has been key to fulfilling our vision of 1,800 ? $122M 1996 being a world-class IT and business process services leader helping our clients succeed. 450 ? $22M 1986 2 ? $138,000 1976 All figures in Canadian dollars Our footprint • One of the largest independent IT and business process services companies in the world • 65,000 professionals (more than 50,000 are shareholders) • 400 locations across 40 countries representing more than 80% of IT spend worldwide • 10 focused industries representing 90% of IT spend worldwide • 5,000 clients across the globe Our delivery • 9/10 client satisfaction score • Project delivery 95% on time and within budget • End-to-end IT and business process services • More than 150 mission-critical, CGI-built solutions 4

2015 ANNUAL REVIEW

2015 Voice of Our Clients

CGI's Voice of Our Clients program involves annual, in-person, in-depth interviews to have a dialogue with clients across our targeted industries. The insight gained from listening to our clients' top priorities enables us to refine our thinking, inform our investments and evolve our strategy to best serve as their partner and expert of choice.

In 2015, we held **965 in-person, in-depth client interviews**—44% with business executives and 56% with IT leaders—across **10 industries** and **17 countries**. Globally, clients are focused on becoming **customer-centric digital organizations** and their IT priorities are aligned with the business to achieve this goal.

Top global trends

- Meet increasing customer/citizen expectations for improved services anywhere, anytime
- Become digital organizations to meet customer and citizen expectations
- Meet increasing regulatory compliance requirements
- Address ongoing cost/budget pressures
- Protect the organization through cybersecurity

Top IT priorities

- Transform the organization and connect with all stakeholders (customers/citizens, partners, suppliers) to become a **digital enterprise**
- Drive **IT modernization** to become more agile and reduce the cost to "run" day-to-day operations to invest in "change" to transform into a digital enterprise
- Develop the capabilities to deliver the benefits of **big data and business insight**
- **Protect stakeholders** through enhanced cybersecurity
- Embrace **new delivery models** to align costs with revenue and reduce "run" and "change" costs at the same time (SaaS, cloud, managed services/outsourcing)



*"CGI's Voice of Our Clients program is an in-person conversation that we have with clients—both business and IT executives—to understand what they are looking for from us as their service provider and where they need technology to move their business forward. The conversations this year were dominated by one central theme: **digital transformation**. Certainly, it's easier to be digital if you are just entering the market. However, most of our clients and the industries in which they operate are mature and have complex, integrated IT platforms. That complexity requires a partner that can help them on their digital journeys: from consulting services to determine the best-fit digital transformation approach, to innovative digital solutions and related systems integration work, to IT outsourcing and business process services that lower the costs and complexity of running and transforming systems. This year's Annual Review provides evidence of how CGI is helping clients embark on their digital journeys and succeed in reaching their destination."*

George D. Schindler, Chief Operating Officer, CGI

5

FINANCIAL SERVICES Accelerating digital transformation to future business models CGI serves 22 of the top 30 banks in the world and 13 of the top 20 global insurers. Our work spans across the retail, capital markets and transaction banking sectors, as well as the P&C and life and annuity insurance sectors. We partner with clients to help accelerate transformation to digital business models, modernize and automate legacy infrastructures, and implement regulatory and cybersecurity controls. We listen. As part of our 2015 annual strategic planning process, we conducted 200 in-person interviews with ?nancial services clients in 14 countries to discuss industry trends and their top business and IT priorities. Top industry trends Mounting and complex regulations and standards 63% Fast evolving customer and ecosystem expectations 63% Explosive growth of big data and predictive analytics 49% Accelerating digital transformation 47% Signi?cant business erosion from new competition 42% 0% 20% 40% 60% 80% % of respondents Top IT priorities • Driving competitive advantage and growth by transforming to digital business models and delivering value-add services • Meeting global control requirements in the digital world through compliance and cybersecurity capabilities • Delivering personalized, real-time and value-add services through actionable customer intelligence and insight • Improving customer experience through digital, omni-channel service delivery • Reducing “run” costs and accelerating digital transformation “change” spend through IT modernization and automation 6

40 YEARS
2015 ANNUAL REVIEW

We innovate. We deliver.

In response to these trends and priorities, CGI is innovating in critical areas such as digital transformation, payments modernization, product rating/configuration and cybersecurity to deliver the business outcomes that clients need to succeed.

Banking

Areas of innovation	Business outcomes
Addressing budget pressures: As more banks move from "run" to "change" budgets, CGI is providing support through IT roadmap development, legacy infrastructure transformation, SaaS/cloud technology deployment and outsourcing. (CGI is positioned as a "Leader" in the Everest IT Outsourcing in Banking–Service Provider Landscape with PEAK Matrix™ Assessment 2015.)	• Substantially reduced "run" budgets, freeing up "change" budgets • Shift from CapEx to OpEx • Global best-in-breed platforms for growth and enhanced client satisfaction
Digital business transformation: We provide enterprise digital transformation services—from strategy development and advanced data analytics, to omni-channel delivery, customer journey automation and more.	• 360 degree view of customers through in-house and external data sources • Proof-of-concepts for new technologies (e.g., block chain) • Agile development and delivery of new value-add services • Deployment of omni-channel capabilities
Payments modernization: We're deeply involved with payment infrastructure modernization at the international level and with our banking clients, as well as providing systems that process and screen trillions of dollars in transactions per day.	• Industry and bank payments modernization design and implementation • Implementation of new customer-centric, value-add payment services • Increased efficiencies in payment business services across the bank
Compliance and cybersecurity: CGI helps banks to drive compliance with new regulations, manage risks and adopt best-in-class cybersecurity capabilities for enhanced business control and performance.	• Innovative self-learning technologies and tools • Advanced data analytics and real-time insight • Minimized risks through managed security services



> *"CGI is a key strategic transformation partner for BMO to meet the needs of our customers."*
>
> **Steve Tennyson,** CIO, BMO Bank of Montreal
> Toronto, Canada

cgi.com/financial-services
7

FINANCIAL SERVICES Insurance Areas of innovation Business outcomes Cyber insurance: In this emerging area, we help • Delivery of the right cyber insurance products at the right insurers enter the world of cyber insurance, providing an time as part of the underwriting process understanding of cybersecurity and insurance from all • Minimized risks through managed security services angles and delivering end-to-end cyber insurance services and solutions. Product strategy and management: Through proven • Ability to test and deploy products and product scenarios solutions such as Ratabase, CGI empowers insurers to design, more efficiently and effectively build and release new products in the fastest possible time. • Solutions that can be integrated on a wide range Using advanced technologies such as the Internet of Things of platforms and best-in-class implementation and (IoT) and data analytics, we also help insurers better assess consulting services insurable risks, such as driving behavior and health conditions, • Development of products that address customers’ unique resulting in fewer claims and lower premiums. needs through the power of data analytics and IoT Insurance risk information: CGI’s insurance risk information • Ability to manage information, spot patterns, analyze platform shares vast amounts of data across the insurance trends and adapt strategies to drive competitive advantage value chain and turns valuable insight into opportunities. For Canada-based clients, we deliver more than 15 million risk information reports annually to insurers, brokers and agents. Core systems transformation: CGI supports core insurance • Development and launch of new value-add services systems transformation for more than 200 insurers worldwide, • Faster time-to-market using advanced digital, data analytics and customer • Enhanced customer experience management technologies. 8

2015 ANNUAL REVIEW LähiTapiola extends outsourcing contract with CGI to reduce “run” costs and accelerate transformation through new ICT delivery model After a two and a half year partnership, Finland’s largest insurance company LähiTapiola extended its outsourcing contract with CGI to 2021 to transform the delivery of information and communications technology (ICT) services within the company to meet its future needs. Facing an extensive merger that required the completion of major information systems projects and the need for more efficient and flexible ICT services, LähiTapiola formed a joint venture called LTC-Otso with CGI to outsource its internal IT unit. Through the new delivery model and resources, LähiTapiola is benefitting from reduced “run” costs, enabling more investment in “change” initiatives, including digital transformation technologies that are driving new innovative services for its customers. LTC-Otso is leveraging a shared service center in Finland, as well as offshore resources, to deliver the cost savings and new technologies. LähiTapiola made the transition from an internal IT unit to outsourced ICT services. Through this joint venture, LähiTapiola and CGI have developed a high-quality partnership whose results have had an impact on both companies. Mikko Vastela, CIO, LähiTapiola Espoo, Finland CGI-built solutions that deliver business results • Our financial software solutions enable the transfer of $5 trillion per day across the globe. • We have completed more than 350 implementations of our collections, recoveries and loan origination solutions. • CGI’s sanctions screening software, HotScan, filters 64% of the world’s foreign exchange trades. • Our trade finance SaaS platform, CGI Trade360, supports global trade finance services for more than 30,000 portal users in over 80 countries. • More than $1 trillion in assets are managed through CGI portfolio management, investment fund and plan administration solutions. • More than 160 private- and public-sector organizations in 10 countries leverage CGI’s treasury and asset management solutions. • CGI’s Ratabase rating and pricing engine has been successfully implemented for more than 100 P&C and life insurers. • CGI delivers more than 15 million risk information reports annually to insurers, brokers and agents. cgi.com/?nancial-services 9

HEALTH Enabling better decisions and outcomes through insights CGI serves clients across health delivery, payment, research, development and regulation. Our solutions and services support more than 1,000 health facilities, 3 million providers, 6 billion health records and health payers serving more than 195 million people. We listen. As part of our 2015 annual strategic planning process, we conducted 55 in-person interviews with health clients in 9 countries to better understand the challenges of this dynamic industry. Rising costs and consumer expectations are driving the need to extend legacy systems and exploit mobility, the cloud and shared services. While analytics are increasingly important, cybersecurity remains low on the agenda despite several high-pro?le breaches. Top industry trends Containing costs as increases become unsustainable 72% Aging populations that require more costly care 59% Increasing consumer expectation for service quality and transparency 59% Health reform driving signi?cant regulatory changes 57% Changing culture from fee-for-service to pay-for-value 49% 0% 20% 40% 60% 80% % of respondents Top IT priorities • Harmonizing and extending legacy systems • Gaining insight through enterprise analytics for supply chain R&D, clinical and organizational understanding • Improving data management and transparency • Improving operational ef?ciency by leveraging cloud, shared services and business process outsourcing • Enabling mobility for patient outreach and workforce productivity 10

40 YEARS
2015 ANNUAL REVIEW

We innovate. We deliver.

In response to our clients' challenges and opportunities, CGI has focused our innovation on improving efficiency, decisions and outcomes in health.

Areas of innovation	Business outcomes
Health analytics: Our Data2Diamonds, Patient Safety as a Service and Health Enterprise Optimization solutions help clients derive valuable business insights from data.	• Improved patient safety • Resource optimization • Fraud prevention
Patient-centered care: CGI CommunityCare360 enables mobility and streamlines care delivery by connecting patients, clinicians, home care workers and first responders.	• Empowered consumers, patients and care workers • Care plan visibility to all stakeholders • More time with patients
Financial management: Our Managed Technology + Equipment Service for IT and medical equipment outsourcing allows clients to focus on transformation, not technology.	• Lower costs for managing equipment • Reallocation of resources for service delivery transformation
Claims fraud, waste and abuse: CGI's solution and services for reducing claims fraud, waste and abuse has helped payers recover $2.1 billion in lost payments. We also help detect, remedy and prevent claims fraud, pre- and post-payment.	• Identification of potential recoveries from medical and pharmacy claims • Significant cost savings
Enterprise content management: CGI's Sovera solution streamlines processes for more than 1,000 health facilities and manages over 6 billion patient records.	• Enhanced productivity and reduced costs • Improved revenue cycle management
Interoperability: CGI's e-CareLogic Integrated Clinical Electronic Records system integrates with various clinical systems within the hospital and across care settings.	• Support for the whole patient pathway • Preserve the value of existing systems
R&D: CGI helps pharmaceutical and life sciences firms manage a diverse R&D pipeline.	• Lower costs • Improved regulatory compliance
Cybersecurity as a service: CGI helps clients improve their security and privacy postures using our expert staff and technology via our global Security Operations Centers that continuously identify and monitor cyber threats.	• Higher levels of privacy, security and regulatory compliance • Reduced costs

Harnessing the power of health data and analytics

CGI partners with clients to derive valuable insights through data visualization, predictive and prescriptive analytics, and other analytics techniques.

- **Predictive analytics** review past behavior to "predict" likely outcomes. Through our services and solutions to reduce claims fraud, waste and abuse, we help healthcare payers detect potential fraud and risks before they happen.
- **Prescriptive analytics** evaluate the impact of likely outcomes to "prescribe" the best possible outcome. CGI's Health Enterprise Optimization solution helps hospitals optimize operating room scheduling strategies and understand how decisions made in one area of the hospital would affect the hospital as a whole. Our Patient Safety Service gives hospitals a better ability to predict and prevent harmful events affecting patient safety.
- Seeing data points in a graph or diagram is critical, particularly as volumes of data get exponentially larger. We help clients use **data visualization** to analyze patterns in hospital visits, for example, to identify ways to reduce costs while maintaining or improving patient health.

These are just a few CGI innovations in health analytics, and we are pursuing others in genomics and beyond.

> *"We successfully completed an innovative prescriptive analytics project, the first of its kind in healthcare in Canada, to identify the best possible options in terms of quality of care, access to care and cost of care. The CGI Enterprise Optimizer for Healthcare is a powerful decision support tool to model and measure the impacts of a given decision or action on all processes in the hospital or organization."*
>
> **Dr. Lawrence Rosenberg,** President & CEO, Integrated Health & Social Services University Network for West-Central Montréal and Professor of Surgery & Medicine, McGill University Montréal, Canada

cgi.com/health
11

UTILITIES Transforming the digital customer experience while achieving operational excellence CGI works with more than 250 electric, water and gas clients worldwide and is a partner to 8 of the 10 largest utilities in both Europe and North America. Our utility offerings cover the entire supply chain—from generation to transmission and distribution to retail supply. We listen. Utilities are investing in advancing technologies, including digital, mobile, cloud, big data and cybersecurity, to drive operational excellence, particularly in the areas of compliance and security, and to deliver a more retail-like customer experience. As part of our 2015 annual strategic planning process, we held 85 in-person interviews with utilities clients in 15 countries to learn more about their key challenges and opportunities. Top industry trends Ever-increasing regulatory pressure and market uncertainty 76% Increasing demand for an improved customer experience 58% Growing risk of physical and cybersecurity threats 48% Uncertainty around the business case for smart meters and grids 39% Increasing impact of severe weather events 30% 0% 20% 40% 60% 80% % of respondents Top IT priorities • Supporting digital customer engagement and the transition to a new energy provisioning system by aligning digital technologies • Reducing risk and improving compliance with regulations by allocating a greater share of the IT budget to cybersecurity • Gaining greater operational visibility and control by converging and modernizing information and operational technologies • Responding more effectively to regulatory changes in both the operational and commercial business areas • Generating more insight and value across operations by better managing real-time data 12 cgi.com/utilities

40 YEARS

2015 ANNUAL REVIEW

We innovate. We deliver.

CGI helps major utilities worldwide transform mission-critical business areas through innovative, award-winning solutions, end-to-end services and global delivery capabilities.

Areas of innovation	Business outcomes
Optimized network utility: CGI develops and implements transformation strategies, roadmaps and technologies for building and running an optimized network utility.	• Holistic view to maximize smart grid investments • Strategies to achieve business objectives • Better balancing of stakeholder expectations
Enterprise asset management: CGI's Asset & Resource Management (ARM) suite manages all transmission and distribution of utility work, assets and resources.	• Improved asset performance at reduced cost • Improved regulatory compliance • More efficient, integrated workflows and systems
Digital customer service solutions: We deliver customer-centric solutions for managing billing, payments, energy efficiency, product launches and more, including Realtime Energy eXchange (REX), which connects clusters of end users to energy trading markets for buying and selling energy.	• Increased customer insight and customer-centric services • Launch of new products/services to meet evolving customer needs • Increased stability of energy prices by "unlocking" flexibility
Network operations: From real-time monitoring to outage management to cybersecurity, our advanced network solutions leverage innovative grid, meter and data technologies to drive value.	• Increased network automation and efficiencies • Improved response to outages and severe weather events • Improved customer service and regulatory compliance
IT-OT convergence: CGI was named a "market leader" in IT-OT integration in a 2014–2015 Ovum report based on our best-of-breed IT-OT integration services and high-profile client projects, such as for Energias de Portugal (EDP).	• Increased enterprise data sharing and value • Identification of potential IT-OT use cases • Increased agility in responding to evolving demands
Production/generation: CGI's award-winning RMS solution controls 6,000 turbines on 300 wind farms in 9 countries for Energias de Portugal Renewables (EDPR).	• Remote monitoring and control to lower costs • Faster reaction to failures to decrease downtime • Enhanced safety, reliability and security
Central energy markets: CGI built and implemented 11 of the world's central market energy clearing houses and was selected to develop and run the UK's core water central market system, starting in 2017.	• Improved data collection, analysis, transparency and access • Faster processing time and reduced errors • Enhanced flexibility, scalability and security
Smart technologies: CGI's involvement with high-profile smart grid projects such as Low Carbon London has led to our recognition as a smart grids systems integrator worldwide.	• Better data management and more data insight • More consumer choice and improved service quality • Integration with systems, networks and market players


22°

Partnering with Smart DCC Limited for the Great Britain Smart Metering Implementation Programme

Great Britain is one of the most liberalized and consistently competitive energy markets in the world. To minimize barriers to consumers in choosing their energy supplier, Britain is implementing the Data Communication Company (DCC) at the heart of the market. CGI is developing and implementing and will operate the solution that will link gas and electricity meters with the business systems of utility companies needed to deliver the £18.8 billon of consumer, economic and environmental gross benefits of smart metering.

"The challenge of providing secure access for all the retail energy suppliers and distribution businesses to the 53 million gas and electricity smart meters that are being deployed across Great Britain is unparalleled anywhere in the world. CGI is bringing its wealth of experience in smart metering in liberalized markets to the development, implementation and operations of the systems that will enable the DCC to provide secure access to Britain's smart metering infrastructure."

Jonathan Simcock, Managing Director, Smart DCC Ltd.
London, United Kingdom

13

TRANSPORTATION

Improving the passenger experience and achieving efficiencies

CGI partners with **140 clients in the aviation, rail, maritime, and road and regional transit sectors**, providing expertise and solutions that enhance the overall passenger experience, drive innovation and improve operational efficiencies.

We listen.

As part of our 2015 annual strategic planning process, CGI held **38 in-person interviews** with transportation clients in **11 countries** to better understand the market dynamics they face and the resulting strategic priorities. Clients are focusing on innovative solutions to improve the passenger experience but are challenged by increasing budget pressures. Investments in technology are viewed as the path to achieving greater efficiencies and increased capacity to respond to the changing transport landscape despite static budgets.

Top IT priorities

- Building **modern, agile infrastructures**
- Increasing **cybersecurity and physical security**
- Investing in **digital transformation and mobility**
- Generating more **business value from data**
- Modernizing **IT systems**

Top industry trends


Addressing budget pressure
83%
Investing in innovative technologies
53%
Managing change in passenger demand
47%
Improving multi-modal transport integration
42%
Investing in digital transformation and mobility
22%
0% 20% 40% 60% 80% 100%
% of respondents

We innovate. We deliver.

With an in-depth understanding of our clients' industry and needs, CGI delivers innovative digital business solutions that drive digital transformation, enhance cybersecurity, optimize the passenger experience and modernize infrastructures and systems.

Areas of innovation	Business outcomes
Digital transformation: We provide digital enabling strategies and technology to help clients launch innovative offerings and become more efficient. For example, with CGI's help, Rijkswaterstaat in the Netherlands converted its road inspectors' cars into a digital workplace to achieve efficient incident management and maintenance of their road infrastructures.	• Agile infrastructures • Intelligent transport systems • Enhanced passenger experience • Improved efficiencies and workforce management
Cybersecurity: Our security experts assess, manage and evolve clients' cybersecurity capabilities to protect against increasing and fast-changing cyber threats.	• Increased passenger safety • Protection from infrastructure attacks • Protection of personal data
Passenger experience: We deliver award-winning customer intelligence solutions, such as our mobile apps for train occupancy (INStapp), train arrival (My Train) and trip planning (Helsinki Journey Planner).	• Improved customer service quality • Increased passenger satisfaction and loyalty • Greater operational efficiencies
Predictive analytics: We help clients capture, analyze and use real-time data, such as our smart data solution for the Helsinki, Finland bus system, and our CGI Traffic360 solution, which is used to audit toll operators for highway authorities.	• Increased real-time data and insight • More effective data management • Increased performance and lower costs
IT modernization: CGI drives modernization across the entire supply chain and supports the aviation and maritime industries through our in-flight/on-board retail solutions Pro Logistica and LS NAV. (Currently, 28 airlines worldwide are using the Pro Logistica platform.)	• 360 degree customer visibility • Increased automation • Streamlined operations and cost savings

> *"We are responsible for transporting approximately 50 million passengers and 10 million parcels per year. To help improve the quality of our services and the information we manage, while meeting the demands of our customers' growing service needs, we chose to partner with CGI to digitize our operations. CGI provided an end-to-end system that enables us to handle ticket sales more effectively with dynamic pricing and schedule information. These services are improving the customer experience, increasing service sales through digital channels and efficiently optimizing our company's fleet."*
>
> **Jukka Ylitalo,** Business Manager, Matkahuolto
> Helsinki, Finland

14 cgi.com/transportation

OIL AND GAS 2015 ANNUAL REVIEW

Technology to help achieve a competitive edge

With a strong track record of delivery excellence, CGI is a partner to **all oil and gas majors globally**. We provide services across the entire value chain—from exploration and production, to refining, supply and distribution, to B2B/B2C retail.

We listen.

As part of our 2015 annual strategic planning process, we conducted **27 in-person interviews** with oil and gas clients in **9 countries**. In the face of fluctuating prices, geopolitical uncertainty and increasing difficulty in accessing reserves, our clients are seeking to reduce costs, increase the productivity of reserves, make better use of assets, engage in strategic partnering, improve compliance and generate more downstream profits—securely, safely and sustainably.

Top IT priorities

- Mitigate risks from **cybersecurity threats**
- Maximize use of **new delivery models** such as cloud/SaaS to reduce IT costs
- Exploit **big data analytics** to improve the interpretation of data to make better decisions
- **Integrate upstream IT** to optimize information quality to deliver immediate value

Top industry trends


Responding to revenue pressure
80%
Reducing operational costs
72%
Implementing digital compliance strategies
28%
Focusing on emerging markets
12%
Addressing geopolitical/security tensions
12%
Preparing for security/cyber-attack risks
12%
0% 20% 40% 60% 80% 100%
% of respondents

We innovate. We deliver.

With a significant drop in oil prices, companies face extreme pressures on revenue generation and cost reduction. To help address these issues and the industry's trends and priorities, CGI is focused on helping clients design, build and deliver an effective response.

Areas of innovation	Business outcomes
Enterprise data analytics: We help clients manage information as a corporate asset across the entire oil and gas value chain and derive insights from geological, production, customer and purchasing data.	• Using data insight as a competitive differentiator • Unlocking the hidden value of seismic data to enable better decisions
Subsurface and wells applications: We manage critical application portfolios for oil and gas majors.	• Improved exploration and increased recoverable reserves while lowering costs and bringing innovation
Hydrocarbon accounting: Our Exploration2Revenue (X2R) solution optimizes the upstream back office using mobile, digital and cloud technologies.	• Reduced total cost of operations • Ability to focus on core operations
Payment and loyalty programs: CGI systems process 1.5 billion fuel card transactions and manage $100 billion in fuel card payments per year.	• Significant increase in customer loyalty for retailers, generating profitable growth opportunities
Cybersecurity: We provide consulting services and manage deployment, run and maintenance for process control networks in both upstream and downstream operations.	• Improved security postures
Health, safety and environment: 95% of UK oil and gas offshore personnel movements are tracked by CGI's VantagePoB. Our ProSteward360 solution streamlines global hazardous materials compliance.	• Better management of risk, compliance and incidences • Effective workforce management
Energy trading and risk management: We help clients manage front- and back-office functions, physical settlement and logistics.	• Increased standardization and efficiency • Cost optimization and regulatory compliance

> *"Based on our association, and CGI's deep domain and technical skills in subsurface and wells, we are happy to have CGI once again deliver an integral application management service based on a blended delivery model."*
>
> **Bettina Bachmann,** VP Subsurface & Wells Software, Shell Global Solutions
> The Hague, Netherlands

cgi.com/oil-and-gas 15

DIGITAL transformation In 2015, we conducted face-to-face interviews with 965 clients—business and IT leaders across the industries and countries we serve. The clear takeaway from these discussions is that, for the ?rst time since the global ?nancial crisis in 2008, clients are expanding their business priorities from primarily cost reduction to a focus on funding revenue growth initiatives, including launching new services and products. The motivation for this focus is our clients’ quest to become customer-centric digital organizations. Driving this digital transformation mindset are increasing demands from consumers and citizens who expect seamless, omni-channel and personal interaction with businesses and governments. Clients also face intensi?ed regulatory requirements, cybersecurity risks, budget pressures and market disruption from new digital-?rst competitors. Clients find they are struggling to transform to meet these demands. Their business and IT platforms, which have been built and enhanced over many years, add complexity and cost to their ability to fund and achieve digital transformation. From a cost perspective, 65% of clients cited that they have not been able to reduce costs and adjust their IT spend mix to support change investments. Approximately 18% of clients’ CapEx budgets are allocated to support digital transformation, with nearly 60% of clients confirming they have digital transformation activities underway. As we support our clients on their digital transformation journeys, CGI is at the forefront of helping clients lower their costs to fund and drive change. 16

2015 ANNUAL REVIEW Helping to shape a “Digital France” Over the past year, CGI has been developing a vision for the future of the digital industry in France—an initiative encouraged by the French government in its quest to make France the “digital nation” within Europe and around the world. CGI developed a vision—one of using digital technology to foster economic growth; of creating high-quality digital careers, especially among women; and providing for competitiveness and security—through multiple meetings with clients and government officials. In addition, CGI partnered with four prestigious universities to form a working group with students, the future digital leaders of France, to help ensure the vision covered important subjects related to the digital economy. In June 2015, CGI released the resulting comprehensive white paper, “Digital: Seizing an Opportunity for France,” to government officials, clients and the public at large. The initiative continues today, using the white paper and related efforts to continue the dialogue as CGI helps advocate for building a digital France. CGI has begun contributing to the national effort organized by the Conseil National du Numérique [French Digital Council] at the request of the government, besides contributing more generally to the innovation ecosystem. All companies operating in France should adopt this approach of leaving their mark on the innovation ecosystem. Axelle Lemaire, Minister of the Digital Economy, France 17

DIGITAL TRANSFORMATION

Enablers to digital transformation



CGI provides a suite of digital enablers to help clients become customer-centric digital organizations:

- **Digital customer experience:** Providing customers and citizens with a seamless, personalized, omni-channel experience
- **Digital insights:** Applying big data analytics to better understand customer and citizen needs and to reduce the costs and complexity of managing data
- **Internet of Things:** Leveraging smart objects to deliver new, differentiating services and processes
- **New delivery models, including cloud and SaaS:** Driving innovation, flexibility and savings through secure cloud services that provide the availability and performance clients need
- **Payments modernization:** Helping clients manage increasing volumes of transactions through optimized processes and modernizing payment systems to be flexible, scalable, compliant and secure
- **Cybersecurity:** Protecting stakeholders by assessing and analyzing potential risks, continuously monitoring for threats and putting in place the necessary defenses
- **Outsourcing:** Managing IT and business functions on behalf of clients to drive savings and to access best-in-class capabilities
- **IT modernization:** Providing roadmaps and end-to-end services to transform legacy business processes, applications and infrastructures to build a customer-centric digital organization
- **IT human capital strategy:** Assisting clients with developing an IT workforce strategy to attract, retain, change and manage the strategic and execution aspects of the organization

These enablers are pursued in different ways, depending on the type of industry in which our clients operate. Based on an analysis of our client interviews and real-world experience, here is how industry leaders are achieving digital transformation to benefit their top-to-bottom lines.

Industry type	Actions of the digital leaders
Consumer-intensive *(communications, retail and consumer services, banking)*	Second-generation cloud enablement; wireless everything; digital employees and agents; collaborative toolsets; ecosystem partnerships and connectivity; predictive analytics
Asset-intensive *(transportation, manufacturing, utilities)*	End-customer relationships; social media; aggressive paper elimination; promotion of mobile self-service across employees, clients and agents
Risk- and investment-intensive *(oil and gas, insurance, health, government)*	Common platforms and data sets; investment in digital employee tools; running e-services; facilitating internal collaboration and cybersecurity

18

Partnering with clients on their digital journeys CGI collaborates with clients by bringing practical innovation and business-based solutions that lower the costs of running their business, enabling them to reinvest these savings into changing their business. By listening to our clients and understanding their business needs and goals, we work as an active partner in their digital transformation success. Here are four examples of the digital enablers at work for our clients. Redeploying savings to drive transformation Organizations are struggling to transform in light of the squeeze between top-line pressures and rising costs. Many organizations ?nd no other option but to throw more resources at IT, sometimes without the alignment to a strategic roadmap. To avoid runaway budgets, clients need to adopt a clear division between the contribution of IT toward competitive differentiation and the necessary running of the business. Through CGI’s IT outsourcing and digital business services solutions—along with our best-fit global delivery options— CGI can reduce our clients’ IT budgets by 30–40% over time, providing a strong emphasis on IT modernization, the retirement of old applications, and the adoption of automation tools and processes. Through CGI’s digital business services, we work with clients to streamline mission-critical processes, enabling them to digitally connect with stakeholders across boundaries and deliver a digital customer experience at reduced costs. As a result, these savings can be redeployed to IT initiatives that drive clients’ transformation. Payments modernization as a core transformation driver CGI partners with clients to support the convenient, secure and reliable transmission of all messages and transactions across the payments life cycle. Through the CGI Payments360 offering—an integrated portfolio of solutions and services that supports transformation across the payment life cycle—we help clients transform business processes and integrate enabling technologies. As a result, clients are able to move money smarter, while preserving existing investments and gaining the agility to adapt rapidly to changing customer demands. From our experience of operating across multiple industries globally, CGI is uniquely positioned to drive transformation throughout the full payment life cycle and understands how to harness the power of emerging technologies such as block chain and distributed consensus ledgers. Securing the business Businesses and governments are transforming to better serve their customers and citizens in an increasingly digital world. With greater connection, however, comes increased cybersecurity risk. Today’s reality is that there is no perfect security, and even the most diligent organizations may be compromised. Yet, citizens and customers want assurance that their data is secure. CGI helps build security into every aspect of clients’ operations—from infrastructure and networks, to mobile applications, to employee education and business continuity. We partner with clients to assess and analyze potential cyber risks, continuously monitor for threats in real time, put in place the necessary defenses, and ensure continuity of operations. (Learn more at cgi.com/cyberblog.) Finding “diamonds” in data Most organizations have multiple touchpoints for communication—from websites and social media, to sensors, mobile apps, call centers and physical locations. Digital transformation is the reinvention of these touchpoints, changing the way relationships are built, data is exchanged, transactions are fulfilled, insights are gained and value is created. At CGI, we believe that successful digital enterprises combine a customer-centric culture with the pursuit of operational excellence, which includes ensuring that relevant customer and product data from multiple channels is made accessible and usable to improve business outcomes. CGI uses big data analytics to help clients gain business value from data, and our Data2Diamonds methodology provides for the design and implementation of data and analytics solutions. The more high-quality data you can access (the “diamonds”), the better you can analyze it and the greater its potential for value. (Learn more at cgi.com/bigdatablog). 19

This common [GPS] operational tool is the ?rst of its kind in the emergency services that covers the entire chain of activities from the emergency call center to arrival of help at the scene. The tool provides a shared platform for all emergency services. The project has already taken a new direction by the prospect of adding the police to the system. Janek Laev, Director General, Estonian Response Centre Tallinn, Estonia Cyber attacks are increasingly common and the financial impact on victims is considerable. We want to offer our clients the best possible insurance coverage against these new risks and assistance in case of an attack. To do so, we feel it’s essential to rely on a precise diagnostic detailing cyber risks to which they are exposed. Our goal is to offer appropriate customized protection comprising both a risk management plan and coverage in case of loss. The growing frequency and complexity of cyber attacks today mean that our clients need to optimize their protection more than ever. That’s why CGI cybersecurity expertise is so crucial. The combined expertise of our two organizations clearly positions us as trusted security partners for our clients. Dominique Le Chevallier, Technical Director, Verspieren Wasquehal, France CGI is the Official Systems Integration Partner of UK Sport and is working closely with its sport intelligence team in the development of a sustainable data management and analysis capability that allows UK Sport to maintain competitive advantage and enhance the quality of decision-making. UK Sport is working with CGI’s digital transformation team to complement its in-house capabilities in support of its system integration project objectives. CGI’s support and expertise allows UK Sport to deliver a robust, best-practice solution in a challenging time frame. Simon Timson, Director of Performance, UK Sport London, United Kingdom 20

2015 ANNUAL REVIEW Select media announcements from 2015 • City of Edinburgh Council awards seven year £186 million transformational ICT outsourcing and digital services contract to CGI (see page 25 for more information) • CGI launches new offerings to help transaction banks explore transformational change investments for reaching strategic goals • CGI survey on bank consumer preferences: “Accelerate digital transformation to manage ‘financial well-being’ of clients” • CGI named as a leader in Global Managed Security Services by NelsonHall • CGI’s new Finnish Cybersecurity Center to provide around-the-clock local support backed by global resources • Transport giant DB Schenker expands outsourcing agreement with CGI to cover more mission-critical applications • ELEXON contracts CGI for three-year £20m business processing and IT outsourcing agreement • CGI Unify360 manages cloud and traditional IT in single solution: Solution offers clients a holistic view to manage all their IT services from one source • CGI successfully completes data center transformation for Australia’s APA Group • CGI contracts with multiple Michigan localities to deliver robust SaaS-based enterprise resource planning solution • North Wales Police selects CGI for a ?ve-year consolidated managed ICT services contract • Finnish social insurance institution Kela selects CGI to modernize document management • CGI selected to provide the UK National Security Vetting Solution • Mitsubishi Hitachi Power Systems Europe outsources IT infrastructure management to CGI • CGI partners with Estonian agencies to develop innovative emergency response system • UK Ministry of Defence selects CGI to provide integrated electronic health record information service 21

GOVERNMENT Innovating to deliver mission-critical digital government services CGI has helped more than 2,000 government clients in 15 countries build successful transformation programs. We partner with national, state, provincial and local governments to design and deliver digital strategies to achieve their transformation objectives in ?nancial and administrative management, public safety and justice, health and human services, education, environmental protection and more. For defense, intelligence and space agencies and ministries, we help advance mission objectives in national security, logistics, operations, communications, simulation, infrastructure, military health, security vetting and earth exploration. We listen. As part of our 2015 annual strategic planning process, we conducted 326 in-person interviews with government clients in 12 countries to discuss sector trends and their top business and IT priorities. Top industry trends National, state, provincial and local Addressing budget pressure 75% Managing physical/cybersecurity threats 56% Meeting citizen demand for better public services 54% Enabling agile infrastructures 45% Preparing to address aging populations 29% 0% 20% 40% 60% 80% % of respondents Defense and intelligence Addressing budget pressure 82% Managing physical/cybersecurity threats 69% Reducing the number of military personnel 58% Focusing on information superiority 36% Increasing international cooperation/interoperability 35% 0% 20% 40% 60% 80% % of respondents Top IT priorities • Enable the creation and delivery of new capabilities and reduce costs through IT modernization and consolidation • Increase ef?ciency and agility through cloud and agile infrastructure and reusable solutions • Deliver insights to make more informed decisions through data analytics • Protect sensitive data and infrastructure through physical and cybersecurity • Improve citizen and stakeholder services through digital transformation, including mobility 22

40 YEARS
2015 ANNUAL REVIEW

We innovate. We deliver.

CGI partners with government organizations around the world to help them achieve their transformation objectives and provide better services to citizens while improving operational efficiency. In helping our clients, we know the **power that digital technology can bring to enable transformation** when the value delivered is clearly aligned to a defined vision and outcomes.

DIGITAL TRANSFORMATION ACROSS ALL LEVELS OF GOVERNMENT

We help clients plan and implement solutions to prepare for the digital future. Innovation is key to this process. We combine our domain expertise, best practices, IP solutions and end-to-end services with our vast partnership experience with clients to bring the best ideas and innovative solutions to enable our clients' transformation.

- **Digital government:** We help public sector organizations around the world transform the way they interact with citizens and provide services, while improving operational excellence and reducing costs.
- **Future cities and regions:** We deliver scalable solutions that help our clients create more livable, prosperous, sustainable and safer communities. We assist in aligning strategy and roadmaps, enabling technology and implementation services to improve citizen engagement, human services, transport, tourism, government administration and more. (Learn more at **cgi.com/future-cities**.)
- **Smart defense:** CGI helps military clients leverage their current investments while taking advantage of new ideas and proven technologies. We combine technological, procedural and operational innovation with local, long-term client relationships, and provide cost-effective solutions that optimize military operations and ensure interoperability between local and multinational partners.

“*CGI understood the importance of the project and performed exceptionally well. Together, we achieved a major milestone at the 2014 Exercise Noble Ledger where we are assessed as combat ready. This achievement is a true example of collaboration and innovation.*”

Lieutenant General Volker Halbauer,
Commander HQ, 1 (German/Netherlands) Corps
Münster, Germany

“*Thanks to CGI and CGI Advantage ERP, the State of Alabama is transforming key business processes and delivering a modern, integrated system with all of the enterprise resource management capability we need to handle the way we want to do business.*”

Thomas L. White, Jr., CPA, State Comptroller,
Alabama Department of Finance
Montgomery, Alabama, United States



cgi.com/government
23

GOVERNMENT

DIGITAL ENABLERS

Areas of innovation	Business outcomes
Citizen participation: We provide innovative digital solutions, such as social media-based crime reporting, electronic voter registration, emergency response, digital collaboration and cultural asset digitization, to help governments connect citizens, organizations and local initiatives.	• Improved citizen participation in public life • More engaged communities • Improved public safety
Citizen service: We help clients design and deliver citizen-centric services, and use our IP such as the CGI Atlas360 global contact center network and SaaS capability to fulfill citizen requests, and our CGI Case Management solution to automate workflow and collaboration for cases, files and applications.	• Better citizen services • Increased efficiency • Reduced costs
IT modernization: We help clients modernize and rationalize systems and infrastructure using the cloud, managed services, shared services and onshore delivery, as well as benefits-based funding approaches.	• Reduced costs and risks • Improved performance and service delivery • Greater agility for changing requirements
Data analytics and integrity: Our Data2Diamonds services help governments capture, manage, integrate and analyze large amounts of data, and our data management and analytics solutions allow clients to provide secure, timely and relevant data in complex and often hostile environments.	• Real-time visibility and insight for better decisions • Secure information sharing
Mobility and the Internet of Things (IoT): We help clients improve citizen service and work efficiency through mobility and IoT services and solutions, including our IP for workforce management (PragmaCAD), patient-centered healthcare (CGI CommunityCare360), public space management (IBOR) and electric vehicle charging (CiMS).	• Increased productivity • Ability to serve citizens anywhere, anytime • Enhanced traffic management and sustainability
Cybersecurity: We partner with clients to address security in everything they do, from risk assessment, to application development, to monitoring, prevention and business continuity.	• Enhanced security postures • Improved confidence in operations • Greater awareness
Cloud enablement: We enable clients to adopt cloud services with proper governance, security and visibility through our secure government clouds and CGI Unify360 offering for managing cloud and on-premises IT in a single solution.	• Reduced risk • Greater visibility and insight across cloud and traditional on-premises IT delivery
Financial management and modernization: CGI's leading solutions for ERP, tax and collections (including Momentum Enterprise, Raindance ERP, CGI Advantage and CGI Collections360 for Government) improve financial and revenue management for hundreds of clients.	• Greater accuracy, accountability and transparency • Improved financial and operational performance • Increased revenue

Delivering secure, reliable, innovative solutions into space

We work in the **space sector to deliver secure, mission-critical systems for major satellite navigation, earth observation and satellite communications programs,** and our thought leadership is regularly shared with commercial organizations to solve their business challenges. We have earned a reputation for solving technically difficult challenges, helping clients increase the value of their investments, and providing greater protection from security threats to assets and information.



24

2015 ANNUAL REVIEW Transformational ICT outsourcing for the City of Edinburgh Council CGI has been selected by the City of Edinburgh Council to provide transformational outsourced information and communications technology (ICT) services to enable the Council’s introduction of integrated digital services, while delivering efficiency and cost savings. The contract also will improve bandwidth speeds available to primary and secondary schools, providing students with greater access to online educational tools. CGI also will update ICT systems across all Council service areas and automate and integrate back-of?ce processes with a new enterprise resource planning (ERP) system. The new ERP system will integrate with citizen-facing digital platforms to enable cost reductions and increased capacity, while improving service quality and securing more effective and ef?cient citizen engagement. People are at the heart of our organization whether they are citizens, staff or working in the city’s economy. One of the exciting things CGI will do is to speed up our move to increased online capability, giving residents and businesses greater flexibility to engage with the Council and, if they wish, carry out their transactions digitally. It will also assist our employees, providing opportunities for more effective and efficient delivery across our wide range of Council services. Councillor Alasdair Rankin, Convener of the City of Edinburgh Council’s Finance and Resources Committee Edinburgh, United Kingdom CGI-built solutions that drive results • U.S. public sector tax and revenue clients have collected $4 billion in additional revenues that would not have been generated without implementing CGI solutions. • We have successfully implemented or modernized more than 500 ERP systems for U.S. federal, state and local governments. • Over the last 10 years, we have provided the Crown Prosecution Service of England and Wales with the technology to prosecute over 15 million defendants. • We support more than 50 million Americans served by Medicare.gov, which has been made more accessible and customer-centric with the help of CGI. • The community policing solution, Burgernet, in the Netherlands is a great success thanks to CGI, with more than 1.5 million people participating nationwide. • CGI helps clients such as 1 (German/Netherlands) Corps implement solutions that support NATO’s “Smart Defense” approach. 1GNC’s Command and Control Collaboration Portal is interoperable in all NATO structures. • CGI is developing the UK National Security Vetting Solution that will manage more than 200,000 security clearance applications each year. • CGI is part of the European Space Operations Centre team that guided Rosetta’s Philae probe to land on a comet. • We have delivered systems that produce weather satellite images and data across Europe, Asia Paci?c and Africa. cgi.com/government 25

MANUFACTURING Enabling digitalization beyond organizational boundaries CGI serves manufacturing clients operating across a wide range of sectors, including mining, metals, pulp and paper, chemicals, aerospace, automotive, high tech, electronics and other industrial products. We listen. As part of our 2015 annual strategic planning process, we conducted 66 in-person interviews with IT and business leaders across 10 countries from a diverse mix of manufacturing industries. Key concerns include reducing costs while improving operational agility as well as innovation, getting to market faster and developing new services. For the ?rst time, social media and digital customer engagement also are top of mind. Digitally executed manufacturing is required to achieve the agility needed to compete. New technologies must be leveraged and the traditional B2B philosophy must extend to the customer in a B2B2C model. These pressures are driving a focus on optimization across the enterprise and beyond, and increased personalization and servitization. Top industry trends Increasing pressure to reduce costs 85% Increased focus on innovation 68% Achieving growth from BRIC countries 62% Greater use of social media 28% Implementing smart or digitally executed manufacturing 17% 0% 30% 60% 90% % of respondents Top IT priorities • Improving data quality and analytics through master data management • Achieving greater ef?ciency and agility by rationalizing and modernizing applications • Driving smarter manufacturing by leveraging digital technology • Enabling end-to-end visibility by achieving digital continuity across internal and external networks • Reducing costs through agile infrastructure and SaaS models 26

40 YEARS
2015 ANNUAL REVIEW

We innovate. We deliver.

In response to these trends and priorities, CGI is helping clients use IT as an enabler to support them on their digital transformation journeys.

Areas of innovation	Business outcomes
Business process transformation: We provide process improvement and digitalization across the value chain and deliver IT modernization and application portfolio rationalization, standardization and outsourcing.	• Reduced costs • Greater visibility across the value chain • Increased productivity and shorter time to market
Supply chain optimization: We help clients through business and IT consulting and technology selection and implementation. Our Manufacturing Atlas solution offers a proven methodology for optimizing manufacturing IT and operations.	• End-to-end operational excellence • Smart manufacturing enablement • Greater ability for personalization
Manufacturing execution system (MES) excellence: We assist with MES business strategy and technology selection, implementation and lifetime management. CGI has served on the board of the Manufacturing Enterprise Solutions Association (MESA) for 9 years. (Learn about our 16th annual MES product survey at **cgi.com/MES**.)	• Greater visibility and control over plant operations • Reduced costs and increased efficiency
Internet of Things (IoT): We partner with clients to implement solutions using IoT, mobility and other enabling technologies in areas such as field and predictive maintenance.	• Smart manufacturing enablement • Higher productivity and quality • Greater ability to enable new services
Big data analytics: We use our Data2Diamonds approach, predictive analytics, supply chain and customer intelligence to extract actionable insights from large volumes of data in our clients' products and business systems.	• Better, more actionable insights • Enhanced customer experience
Cybersecurity: Increasing the speed to address a breach requires fundamental process changes. We help clients assess and address their cyber risks, provide continuous and real-time monitoring, and put in place the necessary processes and defenses.	• Higher levels of security and compliance • Ability to promote secure data sharing • Foundation for Industry 4.0

Nissan Europe increases marketing efficiency through a 360° customer view

Nissan Europe, serving 23 countries with very different markets, was faced with a lower customer retention rate than its main competitors. In order to achieve critical business objectives, Nissan needed a 360° customer view to support sales and marketing operations across the entire customer life cycle. CGI helped design and integrate the solution, and currently hosts and runs a complete system for Nissan Europe, which includes:

- A customer database to support a 360° customer view
- A robust data quality platform to structure, clean, match and enrich data from 100 internal and external sources
- A marketing campaign platform

The benefits were seen quickly. The conversion rate was increased due to better customer knowledge and better customer segmentation, particularly with the introduction of specific scores like the "Expected Repurchase Date," all of which allowed Nissan Europe to significantly improve targeting accuracy and campaign performance. The solution has been rolled out in 16 countries across Europe, and more rollouts in new countries are planned.

"Nissan was not data driven and had critical business data scattered in multiple systems, with all the limitations that this implies. The Customer 360° view solution allows us to integrate data sources, select the best information from each and build a complete and up-to-date view of each customer. This knowledge allows us to improve our customers' experience with Nissan. CGI has been instrumental in allowing Nissan Europe to overcome data fragmentation and create a single source of truth for customer data. We are now able to better segment, target and address our customers' expectations, resulting in a significantly higher conversion rate."

Nicolas Verneuil, Customer Experience General Manager, Nissan Europe
Montigny, France

cgi.com/manufacturing
27

RETAIL & CONSUMER SERVICES Personalizing the omni-channel customer experience through digital business transformation CGI serves more than 700 clients globally within the retail, wholesale, consumer packaged goods and consumer services sectors. We deliver value throughout the entire value chain, from the supplier to the end customer. Our clients partner with us to help design, operate and manage their businesses. We listen. As part of our 2015 annual strategic planning process, we conducted 76 in-person interviews with retail and consumer services clients across 11 countries. A main focus continues to be the convergence between the physical and digital worlds. As customer shopping behaviors continue to change and expectations continue to rise, retailers need to implement seamless omni-channel strategies to improve the overall customer experience, enhance personalization and provide real-time offers—leading to improved loyalty, differentiation and growth. Top industry trends Enabling an integrated, seamless omni-channel experience 74% Improving the digital customer experience 70% Need for ?exible and agile IT infrastructures 65% Addressing increasing customer expectations 55% Better use of big data and predictive analytics 45% Improved cybersecurity to protect against data breaches 39% 0% 20% 40% 60% 80% % of respondents Top IT priorities • Improving customer experience through increased digitalization and mobility • Enhancing customer personalization through master data management and analytics • Enabling end-to-end operational visibility through supply chain optimization • Further enhancing the physical and digital (“phygital”) strategies by enabling omni-channel • Protecting organizational and customer data by tracking and tracing security vulnerabilities • Bringing new capabilities to market faster and more cost effectively through agile infrastructures 28

40 YEARS
2015 ANNUAL REVIEW

We innovate. We deliver.

CGI is helping some of the world's leading retail and consumer services organizations drive innovation—from "phygital" transformation and supply chain optimization, to real-time customer insight and track and trace security monitoring.

Areas of innovation	Business outcomes
Digital transformation and mobility: We provide integration services for the physical and digital worlds, creating a "phygital" customer experience using a wide range of technologies, including mobile, the Internet of Things (IoT), cloud, beacons, MPOS/clienteling and wearables.	• Shopping any time, any place, on any device • Seamless, personalized customer shopping experience across all channels
IT and business process optimization: CGI provides a broad range of business and IT consulting services that optimize systems and processes across the entire value chain.	• Increased agility to respond to changing market and customer demands • Full operational visibility across all channels • Reduced costs
Big data and predictive analytics: We deliver real-time insight into customer behaviors through the latest technologies, such as predictive analytics.	• Better understanding of customer expectations • Ability to surface actionable data for insights that improve the customer experience • Enhanced personalization
Cybersecurity: CGI provides end-to-end cybersecurity capabilities, real-time monitoring and managed cybersecurity services.	• Improved level of protection for organizational and customer data • Proactive identification and real-time resolution of cybersecurity threats

CGI partners with Clarins Group on supply chain and sales management transformation

Clarins Group is partnering with CGI on a strategic initiative to transform its supply chain and sales management processes worldwide. With CGI's help, Clarins Group is implementing new technologies and processes to improve operational efficiency, decrease the level of its inventories and improve budgeting and forecasting, while simplifying its overall IT environment.

> *"The transformation of our supply chain and sales management processes is a strategic program for Clarins Group. As a business partner within the company, our mission is to improve our manufacturing, sales and financial performance, which we measure through indicators such as fill rate and working capital. Over the past four years, CGI has been a stable and persevering partner to support us in achieving this complex business and IT transformation."*
>
> **Denis Martin,** COO, Clarins Group
> Paris, France

CGI's Mobilog solution revolutionizes Lassila & Tikanoja's mobile workforce management

Lassila & Tikanoja's 4,000 cleaning workers use CGI's Mobilog solution to manage recurring administrative tasks such as recording work hours. The mobile application for smartphones combines time- and location-based information with near field communication (NFC) technology, making manual entry of hours, as well as paper-based timesheets, unnecessary. As a result, Lassila & Tikanoja has been able to drive efficiencies, productivity and cost savings through enhanced mobile workforce management.

> *"We are a diversified company whose services require mobile work. For our employees, this transformation has been a welcome relief. For example, the need to verbally agree on things through phone calls has clearly decreased."*
>
> **Harri Karjalainen,** CIO, Lassila & Tikanoja
> Helsinki, Finland

cgi.com/retail
29

COMMUNICATIONS

Helping clients win the digital battle for customers

With a strong track record of delivery excellence, CGI is a partner to **6 of the largest communications service providers** (CSPs) in the world.

We listen.

As part of our 2015 annual strategic planning process, we conducted **62 in-person interviews** with communications clients in **13 countries**. These companies are focused on expanding their services into complementary markets, providing an omni-channel customer experience, and pursuing digital innovation to win customers in a highly competitive and regulated market. They seek to evolve their ecosystems to support new partnerships and business models to generate new revenue streams and go to market faster. All of this relies on the continued modernization and integration of their operational and business support systems.

Top IT priorities

- Enabling greater agility, efficiency and speed to market through **IT transformation**
- Personalizing the customer experience through **omni-channel strategies**
- Greater use of **data analytics and business intelligence**
- Reducing **cybersecurity** risk
- Achieving tangible benefits from the **Internet of Things (IoT)**

Top industry trends


Winning the digital battle for the customer
70%
Increasing market saturation
53%
Addressing regulators' impact on revenue
50%
Continuing globalization/consolidation
48%
Increased competitive disruption between traditional and non-traditional providers
47%
0% 20% 40% 60% 80% 100%
% of respondents

We innovate. We deliver.

In response to these trends and priorities, CGI is focused on providing innovative digital business solutions, end-to-end managed services, global delivery options and operational excellence.

Areas of innovation	Business outcomes
Business and IT transformation: We help CSPs evolve their business support and partner systems and processes with transformational outsourcing (high-quality application, infrastructure and business process services supported by our global delivery network) and application modernization services.	• Significant cost reduction • Greater operational efficiencies • Ability to focus on the core business • Accelerated time to market
Digital customer experience: We advise our clients and deliver solutions to improve the customer experience and digital commerce across devices and stores.	• Seamless and personalized omni-channel customer experience • New revenue streams • Optimized costs across all channels
Big data analytics: Our Data2Diamonds methodology and services help CSPs derive insight from customer and operational information to better manage churn, marketing and planning.	• Improved customer experience and loyalty • Increased revenue with more targeted services • Improved asset utilization
Cybersecurity: CGI's high-value cybersecurity services for CSPs include risk assessments, managed security services, and identity and access management, including advanced biometrics solutions.	• Protection of customer and business data
IoT: We help clients realize the tangible benefits of IoT through consulting, business enablement and M2M platforms.	• New revenue streams • Cost savings
Revenue recovery: We strive to turn collections into a strategic asset for revenue recovery, risk mitigation, customer retention and cost reduction, powered by the CGI Collections360 solution.	• Recovery of significant amounts of otherwise lost revenue • Reduced DSO and operational costs

> *"Our success in the Internet of Things has been recognized by industry analysts for the last four years. We are pleased to be partnering with CGI to develop innovative IoT propositions and open up new opportunities for businesses across industries."*
>
> **Matt Key,** Commercial Director, Vodafone M2M, Vodafone
> Newbury, United Kingdom

30 cgi.com/communications

POST & LOGISTICS 2015 ANNUAL REVIEW

Strengthening customer focus and achieving cost savings

CGI has decades of experience in delivering large-scale services and solutions to **postal, parcel, express and logistics service organizations around the world**.

We listen.

As the post and logistics business landscape continues to experience disruptive business model change, customer centricity and budget pressures are key areas of focus for clients. Globalization is driving change as our clients seek to become more competitive while complying with safety, security and sustainability mandates. As part of our 2015 annual strategic planning process, CGI met face-to-face with post and logistics clients in **8 countries** to understand their challenges and priorities.

Top IT priorities

- **Modernizing legacy IT**
- Harnessing **big data analytics and business intelligence**
- Improving **transport management systems**
- Improving **cybersecurity**
- Leveraging the **Internet of Things (IoT)**

Top industry trends


Becoming more customer-centric
83%
Addressing budget pressures
83%
Changing the mix of delivery modes
58%
Globalization of the business model
50%
Compliance with safety and security standards
50%
Meeting sustainability mandates
50%
0% 20% 40% 60% 80% 100%
% of respondents

We innovate. We deliver.

CGI partners with post and logistics companies worldwide to drive customer focus, cost savings and competitive advantage through IT modernization, digital business transformation solutions, big data analytics and other advanced technologies.

Areas of innovation	Business outcomes
IT modernization: We modernize clients' systems using a unique application modernization roadmap and portfolio management approach, while delivering modern enterprise asset management, enterprise resource planning and supply chain management systems. For example, with the support of CGI's application development and management services, 25 million Nordic residents, plus 2 million businesses, receive 5.9 billion letters, 110 million parcels and 2.5 billion kilograms of goods delivered by PostNord.	• Reduced operational costs • Increased collaboration, agility and sustainability • Improved customer focus
Digital transformation: Through digital and IoT technologies, we help clients enhance processes through interconnected devices and effective data management.	• Omni-channel enablement and integration • Enhanced customer experience • Improved sustainability, safety and reliability
Big data analytics: As part of iCargo, a European research project, CGI collaborates with other innovators to explore and develop logistics solutions for harnessing the power of real-time information across the entire supply chain.	• Easy, secure and controlled access to data • Greater understanding of customer behaviors and expectations • Improved fleet management
Transport management systems: We build and implement intelligent transport management systems to transform and optimize the planning, execution and measurement of freight movements.	• Increased operational efficiencies • Reduced fuel costs • Improved sustainability
Physical and cybersecurity: Our security experts assess, monitor and prevent internal and external security attacks through advanced security technologies and end-to-end services.	• Protection of business and customer data • Advanced cloud-based security • Compliance with current and emerging security-related laws and regulations

> *"We have rigorous requirements for stable and secure IT delivery, and our mission-critical applications must be available 24x7. It is important to us that we have an IT partner that understands our business and provides consistent, high-quality IT support that evolves with our needs. Through our long-time collaboration with CGI, we have benefitted from not only high-quality but cost-effective IT service delivery."*
>
> **Tina Rundström**, CIO, DB Schenker Sweden
> Gothenburg, Sweden

cgi.com/post-and-logistics 31

INNOVATION 32

2015 ANNUAL REVIEW Innovation@CGI For clients introducing new products or services, expanding globally, transforming their organizations or taking customer and citizen service to new levels, CGI delivers tangible innovation that works. At CGI, we use the phrase “tangible innovation” to demonstrate our focus on innovation that extends beyond ideas into real-world, practical and outcome-driven results. For every industry in which our clients operate, we apply innovative technologies and processes that ensure our clients achieve high performance and maximize their return on investment. Whether implementing new systems and solutions or making the most of clients’ current investments, CGI has a track record of developing and evolving solutions to meet our clients’ ever-changing business needs. We follow a practical and collaborative approach to help clients innovate across business and technology environments at every stage of transformation—from strategy to execution. Harnessing new ideas to enable our clients’ transformation CGI’s ICE (Innovation, Creativity and Experimentation) Program generates, assesses and funds innovative grassroots ideas and promotes a culture of innovation throughout CGI to bene?t our clients. Across the company, we run ICE program “calls to action” through which we pose a business challenge or opportunity and ask our professionals to submit ideas and contribute their insight on other ideas. Each submission goes through a process that includes: • Executive-level sponsorship and the support of local innovation champions • Collaboration and assessment by peers • Business unit selection based on client proximity needs • Innovation Council review and prioritization • Funding • Development of prototypes and demos • Client participation with the proof of concept This ongoing collaboration, assessment, visibility and accountability enable the best ideas to rise to the top to bene?t our clients. (Learn more at cgi.com/ICE.) ICE@Work Since 2014, the ICE program has generated more than 2,000 submissions that have resulted in 21 co-funded ideas. These ideas span our clients’ industries and feature digital transformation enablers, such as mobility, big data analytics, the Internet of Things (IoT) and cloud computing. Here is a sampling of ICE program solutions. Streamlining the digital customer experience Receiving a basic auto insurance quote is a time consuming process for a customer. On average, it takes approximately 6 minutes to ?ll in 50 ?elds using about 110 clicks. To streamline this process and help our insurance clients be more competitive, CGI experts are developing the Two Click Quote app that enables driver information, including claims history and related risk information, to be uploaded for the immediate output of a quote. Harnessing the power of data and connected objects CGI is developing an advanced monitoring and remote sensing solution called StormNet to predict the likelihood of harmful algal bloom events. The solution uses advanced IoT monitors, remote sensing imagery, cloud-based data processes and predictive analytics. While the solution is being developed for U.S. federal government clients, a successful StormNet proof of concept will be leveraged across CGI to bene?t our clients around the globe. Leveraging the on-demand economy to provide new services To help clients bene?t from the collaborative consumption business model, a CGI team in Sweden developed the CGI Sharing Platform. The initial proof of concept for this platform is the Match Drive app, which enables car rental companies to promote transportation sharing. The platform also will support a variety of asset sharing services that will enable CGI clients to offer new on-demand services to their customers. 33

INNOVATION Delivering proven CGI-built solutions that power clients’ operations CGI has a proven track record of turning ideas into commercially viable solutions that drive better operational performance and transformation of our clients’ businesses. We offer more than 150 mission-critical IP solutions that deliver innovation across the industries we serve. These solutions include software applications, reusable frameworks and digital delivery methods that represent years of investment in capturing our industry and technology expertise. Many of these solutions offer 360-degree support of our clients’ businesses—from the design to the build, operations and maintenance of the solution. Through our end-to-end services portfolio, clients benefit from the full scope of our expertise and global delivery capabilities. Around the globe, CGI solutions support key business functions by combining mission-critical IP with digital enablers, including cybersecurity, cloud enablement, enterprise mobility, IoT and data analytics. Key cross-industry solutions include: • Credit, collections, payment, trade and foreign exchange • Machine learning/intelligent self-learning (ISL) • Smart grids and metering • Supply chain acceleration and life cycle management • Global customer care • Enterprise resource planning • Electronic records management • Case management • Mobile asset and workforce management • Intelligent transport and real estate systems As clients work to transform their businesses, CGI solutions are supporting the ef?cient, cost-saving management of their legacy investments and accelerating the adoption of new pro?t-driving services and solutions. Recognizing the critical importance of CGI IP to our clients, we continue to invest in and develop our portfolio and drive proven and repeatable solutions across our industries and geographies. (Learn more at cgi.com/solutions.) CGI IP@Work Our focus is building solutions that successfully power and transform our clients’ businesses. Here are a few examples of how CGI’s solutions benefitted our clients and made headlines in 2015. • Using IoT and other digital technology, CGI’s IBOR solution centrally manages public assets for city optimization and energy savings, reducing costs as much as 40% for street lighting. • CGI’s Chargepoint Interactive Management System (CiMS) supports intelligent electronic vehicle charging infrastructure and transaction and subscriber management. • CGI CommunityCare360’s patient-centric care management solution is used by more than 10,000 clinicians and mobile care workers, increasing time dedicated to in-home patients as much as 30%. • CGI was recognized for best-of-breed utilities information technology and operational technology (IT-OT) integration services and named a “market leader” in an Ovum report titled, “Ovum Decision Matrix: Selecting an IT-OT Integration Partner, 2014-15.” • CGI Trade360, a global SaaS platform for running banks’ trade and open account business, supports bank trade services for more than 30,000 portal users in 80 countries. • More than 1 billion transactions are managed by CGI systems in the areas of collections, trade ?nance, payments, and insurance underwriting and claims settlement. • CGI received two Center for Digital Government “Best Fit Integrator” awards for our work with the City of Los Angeles and the Kentucky Department of Revenue, which use CGI Advantage ERP (for ?nancial management) and CACS-G (government collections system), respectively. • Our Pragma and ARM solution suites provide asset, outage and mobile workforce management systems for 7 of the top 20 largest electric utilities in the world. • Our global solutions, including CGI Atlas360 and CGI Case Management, facilitate the migration of client business processes to digital automation. • At the forefront of central energy markets for two decades, we built and implemented 11 of the central market energy clearing houses in the world today. 34

2015 ANNUAL REVIEW Innovating with our clients Innovation has been at the core of who we are and what we do for 40 years. Our clients choose CGI for the progressive and practical ideas, approaches and technologies we bring to achieve their business results. During 2015, we conducted 5,974 in-person client satisfaction assessments and received an average 8.75 out of 10 rating for being an “expert of choice,” which measures the value of our support to clients based on our industry knowledge and technology expertise. As we look ahead, we welcome the opportunity to help our clients succeed as we work together to transform for the digital world. Our local proximity business model enables CGI to take a client-centered approach to drive this innovation and satisfaction while maintaining strong delivery excellence. Across our global operations, we regularly meet with clients through various client conferences, tradeshows and other events to work together to ?nd solutions that drive meaningful outcomes. In June, CGI’s Rotterdam office opened the Netherlands’ Spark Innovation Center. This state-of-the-art facility works on behalf of clients to develop and apply new ideas and technologies to move their businesses forward. In November, CGI’s Netherlands operations were selected as the ICT service provider of the year during the 2015 Computable Awards. 35

CORPORATE SOCIAL RESPONSIBILITY (CSR) Building sustainable communities alongside our clients CSR always has been an intrinsic part of the CGI business model and culture. Through our local proximity operating model, we forge deep relationships with our clients and communities to invest in environmental sustainability, education, health and other social initiatives that advance the greater good at the local, regional and global levels. Throughout 2015, CGI invested across the communities in which we live and work. Below are some of those projects. Partnering with clients to build strong communities • Airbus Group renewed a contract with CGI in February 2015 for the support of its HR applications. As part of the agreement, and in alignment with Airbus and CGI’s ongoing commitment to supporting people with disabilities, the partnership also includes actively onboarding professionals with disabilities. • CGI teams in Germany and the Netherlands developed an Internet of Things (IoT) solution to make a train station operated by client Deutsche Bahn more sustainable as part of a pilot project. The solution, which enables half illumination at night, is expected to generate 15% in energy savings without replacing any light technology and to lower maintenance costs by extending the life of the lamps. • CGI’s operations in Finland have reduced its carbon footprint by 50% in 2015 compared to our 2008 base year, thus reducing the carbon footprint of our clients’ supply chains. • In 2015, CGI represented the Swedish Financial Coalition on a panel of a conference in the European Parliament. The panel’s theme, “A stronger public–private partnership to fight the commercial sexual exploitation of children online,” was arranged by the European Financial Coalition Against Commercial Sexual Exploitation of Children Online. The invitation to participate is a result of our partnership that began in 2007 when CGI client Skandiabanken asked for help in developing a solution to track payment transactions related to child sexual abuse material. CGI is deeply involved with the Swedish Financial Coalition, a group of banks, ?nancial institutions and NGOs that collaborate to prevent payments related to the sexual abuse of children. • CGI contributed to the revitalization of the Mauricie region in the province of Quebec by opening a world-class center of excellence in Shawinigan, Canada. We also opened a global retail and consumer services center of excellence in Lille, France. Each center will provide global delivery services on behalf of our clients and create 300 high-quality IT jobs over the next 3 years. CGI renewed listings and was included within top CSR indices that cover sustainability-driven companies worldwide, including RobecoSAM and S&P Dow Jones Sustainability Indices, MSCI and ECPI. CGI is also a constituent of the FTSE4Good Index Series. “CGI through the lens of our members” In commemoration of our 40th anniversary, we created a photo book of our members’ photography to serve as a memento of the journey we’ve taken to build a culturally and geographically diverse company dedicated to serving our clients and communities around the world. The book captures and shares the spirit of the local communities in which we live and work. From the landscapes and skylines we see, to the people and passions that make up our experiences and cultures, this photo book showcases the diversity and richness of CGI. 36

2015 ANNUAL REVIEW

Our commitments

CSR is one of CGI's six core values and, as part of our global CSR policy, we embrace the following principles:

- To provide our professionals with health, wellness and ownership programs that positively influence their well-being and satisfaction
- To partner with our clients to deliver energy and environmental sustainability solutions and to collectively support charitable causes
- To support our communities through causes that improve their social, economic and environmental well-being
- To improve the environment through environmentally-friendly operating practices, community service activities and green IT offerings
- To operate ethically through a strong code of ethics and good corporate governance
- To recognize the importance of responsible supply chain management

cgi.com/csr

Making a difference in communities worldwide

- **Supporting Canada's culture of giving:** CGI developed a website for the Rideau Hall Foundation and the Governor General of Canada's My Giving Moment campaign to support the campaign's objective of creating a new culture of giving and fostering a smarter, more caring Canada. Since 2005, CGI and its Canadian employees have raised more than $10 million dollars in support of United Way Centraide across the country, making a lasting difference in Canadian communities.
- **Making Louisiana's Bayou Vermillion more accessible:** A CGI team in Lafayette, Louisiana, is making the Bayou Vermilion more accessible for citizens. Through the CGI-created geospatial Paddle Trail App, people can explore the bayou virtually. A 3D touch screen version of the app will be featured at the Lafayette Science Museum
- **Serving as the digital partner for France's TEKNIK project:** CGI is the digital partner for the TEKNIK project in France. The project mobilizes companies to educate young students on 14 main industries and to help them discover technology jobs.
- **Helping to empower citizens of the United Kingdom:** In the UK, CGI is a corporate patron of The Prince's Trust, which provides support to disadvantaged young people, helping them to develop the skills needed to pursue education and employment, and is a partner with Cre8te Opportunities Limited, an Edinburgh-based social enterprise that supports digital training for its citizens. CGI's UK operations also partner with SportsAid to support young sporting talent of the future and are the official Systems Integration, BPS and IT Outsourcing partner of Team England, Team Wales and Team Scotland on their journeys to the 2018 Commonwealth Games.
- **Benefitting women throughout India:** CGI members in India celebrated International Women's Day by engaging in a wide range of CSR activities to benefit women within their local communities—from collaborating with anti-poverty and elderly care charities, to conducting a free medical camp in a low-income area, to supporting women entrepreneurs. These initiatives were led by Women.Who.Win. (W3), CGI's diversity and inclusion-oriented community of women members in India.


our people
our environment

37

CGI’S GLOBAL FOOTPRINT A strong local presence in 400 communities around the world Juneau CANADA Edmonton Markham Saskatoon Mississauga Calgary Toronto Regina Vancouver Victoria Saguenay Seattle Québec City Olympia Shawinigan Stratford Fredericton Montréal Minneapolis Ottawa Sherbrooke Moncton UNITED STATES St. Albans City Halifax OF AMERICA Somersworth Lansing Albany Detroit Wilmington Buffalo Mansfield Boston Chicago Hartford Cleveland Gales Ferry Jersey City Norwalk Pittsburgh Philadelphia Denver New York City Aurora Columbus Lakewood Athens Sacramento Fairview Heights Oakland Frankfort San Francisco Aberdeen Manassas Lebanon Alexandria Newport News Oklahoma City Durham Annapolis Junction Norfolk Fayetteville Baltimore Richmond Lawton Huntsville Atlanta Dumfries Sterling Los Angeles Hot Springs Columbia Phoenix Fairfax Washington, D.C. Tempe Bedford Birmingham San Diego Lexington Park Fort Worth Dallas Charleston Tucson El Paso Troy Sierra Vista San Angelo Belton Lafayette Austin Houston New Orleans Orange Park San Antonio Tampa Americas Miami Honolulu BRAZIL Mogi das Cruzes São Paulo 38 cgi.com/offices

2015 ANNUAL REVIEW Kiruna FINLAND Europe Gällivare Tornio SWEDEN Luleå Oulu Skellefteå Umeå Örnsköldsvik Östersund Vaasa Kuopio Härnösand Jyväskylä Joensuu Sundsvall NORWAY Mikkeli Pori Lappeenranta Gävle Turku Espoo Oslo Borlänge Västerås Helsinki Haugesund Grålum Hämeenlinna Stockholm ESTONIA Tønsberg Tallinn Kouvola Stavanger Tartu Lahti Riihimäki Aberdeen Aalborg Bromölla Tampere UNITED KINGDOM DENMARK Eskilstuna Herning Aarhus Göteborg Glasgow Edinburgh Copenhagen Jönköping Newcastle Kolding Malmö Kalmar Karlskrona Arnhem Karlstad Didsbury Hamburg NETHERLANDS Eindhoven Linköping St Asaph POLAND Groningen Berlin Norrköping Warsaw Heerlen Örebro GERMANY Hoofddorp Oskarshamn Birmingham Bridgend BELGIUM Wroclaw Rotterdam Skara Brentwood CZECH REPUBLIC Bristol LUXEMBOURG Prague Krakow Ostrava Brussels Colchester Brno Gloucester Rennes SLOVAKIA Brest Le Mans Bertrange Leatherhead Nantes Orléans Munich Bratislava London FRANCE Bremen Milton Keynes Niort Limoges Lyon Darmstadt Reading Clermont-Ferrand Düsseldorf St Albans Grenoble Bordeaux Erfurt Toulouse Nice ITALY Hannover Pau Montpellier Aix-en-Provence Karlsruhe Köln Frascati Leinfelden-Echterdingen SPAIN Mannheim Porto Sulzbach PORTUGAL Madrid Wolfsburg Lisbon Amiens Sacavém Lille Málaga Sintra Paris Saint-Denis Rabat Strasbourg Casablanca MOROCCO INDIA Mumbai Hyderabad Manila Bangalore Chennai PHILIPPINES Kuala Lumpur MALAYSIA SINGAPORE AUSTRALIA Brisbane Sydney Canberra Asia Paci?c Melbourne Hobart 39

CGI's leadership team

CGI's management team includes seasoned experts within the IT services industry who develop strategies to satisfy the needs of our three stakeholders — **clients, members and shareholders** — and work to ensure all stakeholders' success.

Corporate services

Serge Godin
Founder and Executive Chairman of the Board

Michael E. Roach
President and Chief Executive Officer

George D. Schindler
Chief Operating Officer

François Boulanger
Executive VP and Chief Financial Officer

Benoit Dubé
Executive VP, Chief Legal Officer and Corporate Secretary

Global operations

ASIA PACIFIC

Colin Holgate
President

Mark Aston
South East Asia

Colin Holgate
Australia

Rakesh Aerath
Multi-Industry and Government Delivery Center, India

Vinayak Hegde
Financial Services Delivery Center, India

George Mattackal
Communication and Enterprise Services Delivery Center, India

Sridhar Ramamurthy
Global Infrastructure Services Delivery Center, India

Sudhir Subbaraman
Solutions Delivery Center, India

CANADA

Mark Boyajian
President

Réjean Bernard
Global Infrastructure Services

Shawn R. Derby
Western Canada

Michael Godin
National Capital Region

Roy Hudson
Communications Services Business

Marie T. MacDonald
Greater Toronto Commercial and Public Services

Jay MacIsaac
Atlantic Canada

Claude Marcoux
Québec City

Peter Sweers
Banking and Global Wealth

Guy Vigeant
Greater Montréal

EASTERN, CENTRAL AND SOUTHERN EUROPE

João Baptista
President

Ron de Mos
Netherlands

José Carlos Gonçalves
Southern Europe and Brazil

Dariusz Gorzeń
Poland

Torsten Straß
Germany

Štefan Szabó
Czech Republic, Slovakia and Eastern Europe

Frank van Nistelrooij
Services to Shell

Ben Vicca
Belgium

FRANCE, LUXEMBOURG AND MOROCCO

Jean-Michel Baticle
President

Philippe Bouron
Business Consulting

Fabien Debû
France East

Laurent Gerin
Innovation Center of Excellence

Stéphane Jaubert
Consumer Packaged Goods Retail and North

David Kirchhoffer
Financial Services

Gilles Le Franc
France West

Michel Malhomme
Global Delivery Center

Pierre-Dominique Martin
Public Sector, HR and Transportation

Sassan Mohseni
Energy and Utilities, Telecommunications

Hervé Vincent
Manufacturing

40

40 YEARS
2015 ANNUAL REVIEW

Stuart A. Forman
Senior VP, Global Chief Information Officer

Julie Godin
Executive VP, Global Human Resources and Strategic Planning

Lorne Gorber
Executive VP, Global Communications and Investor Relations

Doug McCuaig
Executive VP, Global Client Transformation Services

Luc Pinard
Executive VP, Corporate Performance

Claude Séguin
Senior VP, Corporate Development and Strategic Investments

NORDICS

Heikki Nikku
President

Pär Fors
Sweden

Leena-Mari Lähteenmaa
Global Infrastructure Services Nordics

Martin Petersen
Denmark

Olav Sandbakken
Norway

Tapio Volanen
Finland and Estonia

UNITED KINGDOM

Tim Gregory
President

David Fitzpatrick
Global Infrastructure Services

Matthew Grisoni
Oil & Gas and Industries

Tara McGeehan
Energy, Utilities and Telecommunications

Steve Smart
Space, Defence, National and Cyber Security

Steve Thorn
Public Sector

Mike Whitchurch
Financial Services and Digital

UNITED STATES

Dave Henderson
President

Lynne Bushey
Mid-Atlantic

Dave Delgado
West

Ned Hammond
Global Infrastructure Services and Onshore Delivery

Christopher James
Industry Solutions

John Roggemann
Central and South

Steven Starace
Northeast

Tim Hurlebaus
President, CGI Federal

Patrick Dougherty
Defense Programs and GSS-CGI

Sandra Gillespie
Health and Compliance

Stephanie Mango
Security, Administrative, Judicial and Enforcement

Dave Ralston
Government Secure Solutions, CGI Inc.

Tim Turitto
Regulatory Agency Programs

Kenyon Wells
International Diplomacy, Assistance and Commerce

41

The CGI Constitution

While most companies have a vision and mission, CGI goes a step beyond. We have a company dream, which emphasizes the enjoyment and ownership principles essential to our success. The CGI dream, together with our vision, mission and values, make up the CGI Constitution. With frameworks and programs founded upon this Constitution, CGI's professionals have the opportunity to participate in the life and development of their company, which, in turn, results in client loyalty and shareholder growth.

Our dream

To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

Our vision

To be a global world class information technology and business process services leader helping our clients succeed.

Our mission

To help our clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a global world class information technology and business process services company.

Our values

PARTNERSHIP AND QUALITY

For us, partnership and quality are both a philosophy and a way of life. We constantly deepen our understanding of our clients' business and we develop and follow the best management practices. We entrench these approaches into client relationship and service delivery frameworks in order to foster long term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

OBJECTIVITY AND INTEGRITY

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. We do not accept any remuneration from suppliers. We always act honestly and ethically. We never seek to gain undue advantages and we avoid conflicts of interest, whether real or perceived.

INTRAPRENEURSHIP AND SHARING

Our collective success is based on our competence, commitment and enthusiasm. We promote a culture of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring our profitable growth. Through teamwork, sharing our know-how and expertise across our global operations, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

RESPECT

In all we do, we are respectful of our fellow members, clients, business partners and competitors. As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI business culture.

FINANCIAL STRENGTH

We strive to deliver strong, consistent financial performance which sustains long term growth and benefits both members and shareholders. Financial strength enables us to continuously invest in our members' capabilities, our services and our business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

CORPORATE SOCIAL RESPONSIBILITY

Our business model is designed to ensure that we are close to our clients and communities. As members, we embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

42

Looking ahead… 40 years and counting. In 2016, CGI commemorates its 40th year in business. We thank you, our clients, for helping us reach this important milestone. With a strong commitment, we have always responded to the rapidly evolving needs of your business. To all those with whom we have had the privilege of working, thank you. We look forward to the journey ahead. This milestone marks only the beginning. IT services is the enabler to support our clients’ digital transformation as they seek to capitalize on the promises of becoming customer- and citizen-centric digital organizations. CGI looks forward to serving as your trusted and innovative partner on the journey ahead. The future has never looked so bright.

Founded in 1976, CGI is one of the largest IT and business process services providers in the world. With 65,000 professionals operating across 40 countries, CGI helps clients become customer-centric digital organizations. We deliver high-quality business consulting, systems integration and managed services, complemented by more than 150 IP-based solutions and best-?t global delivery options, to support clients in lowering the costs of running their business and reinvesting savings into their digital transformation success. CGI has an industry-leading track record of delivering 95% of projects on time and within budget, aligning our teams with clients’ digital strategies to achieve top-to-bottom line results. cgi.com © 2015 CGI Group Inc. CACS-G, CGI Advantage ERP, CGI Atlas360, CGI Collections360, CGI CommunityCare360, CGI Payments360, CGI Trade360, CGI Traf?c360, CGI Unify360, Data2Diamonds, Experience the commitment, Exploration2Revenue, HotScan, Pragma, Pro Logistica, ProSteward360, Ratabase and Sovera are trademarks or registered trademarks of CGI Group Inc. or its related companies. Experience the commitment

CGI Group Inc.

2015 Annual Report

CGI’s 2015 Annual Report is comprised

of two separate volumes:

Volume 1: 2015 Annual Review

&

Volume 2: Fiscal 2015 Results

Volume 2 of the Annual Report

follows this page.

(this page does not form part of the Annual Report)

Fiscal
2015
Results
Business and IT consulting
Systems integration
IT managed services
Business process services
BUILDING ON
40 YEARS
OF COMMITMENT
CGI
Experience of commitment

CONTENTS

1	Management’s Discussion and Analysis

58	Management’s and Auditors’ Reports

62	Consolidated Financial Statements

120	Shareholder Information

FISCAL 2015 RESULTS

Management’s Discussion and Analysis

November 11, 2015

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2015 and 2014. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

Management’s Discussion and Analysis

Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding integration-related costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the yearly and current quarter’s adjusted EBIT to its closest IFRS measure can be found on pages 21 and 38.

•

Net earnings prior to specific items (non-GAAP) – is a measure of net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter’s net earnings prior to specific items to its closest IFRS measure can be found on pages 23 and 39.

•

Basic and diluted earnings per share prior to specific items (non-GAAP) – is defined as the net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter’s basic and diluted earnings per share reported in accordance with IFRS can be found on pages 22 and 38 while the yearly and current quarter’s basic and diluted earnings per share prior to specific items can be found on pages 23 and 39.

	•	Net earnings – is a measure of earnings generated for shareholders.

	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

[1]

Resolution of acquisition-related provisions came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica plc (“Logica”) acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

FISCAL 2015 RESULTS

Growth	•

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•

Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings”(non- GAAP)), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•

Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30.

•

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•

Return on invested capital (“ROIC”) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Change in reporting segments

During our fourth quarter, we refined our management reporting and structure to better align to our client proximity model. As a result, the Company is now managed through the following seven segments, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). This MD&A reflects the current segmentation and therefore, is representing the transfer of our South Europe and Brazil operations from Nordics to ECS. Prior year segmented results have been revised. Please refer to sections 3.4 and 3.6 of the present document and to note 28 and note 12 of our audited consolidated financial statements for additional information on our segments and on the impact of the change in reporting segments on goodwill allocation.

Management’s Discussion and Analysis

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7
2. Highlights and Key Performance Measures	A summary of key achievements during the year, the past three years’ key performance measures, CGI’s share performance and other highlighted events.
	2.1. Fiscal 2015 Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Restructuring Program	12
3. Financial Review

A discussion of year-over-year changes to operating results between the years ended September 30, 2015 and 2014, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, services type, segment and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	13
	3.2. Foreign Exchange	14
	3.3. Revenue Distribution	15
	3.4. Revenue Variation and Revenue by Segment	16
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

FISCAL 2015 RESULTS

Section	Contents	Pages
4. Liquidity

This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (DSO) and capital structure (ROE, net debt to capitalization, and ROIC) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	24
	4.2. Capital Resources	27
	4.3. Contractual Obligations	28
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	31
5. Fourth Quarter Results

A discussion of year-over-year changes to operating results between the three months ended September 30, 2015 and 2014, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating activities.

	5.1. Foreign Exchange	32
	5.2. Revenue Variation and Revenue by Segment	33
	5.3. Adjusted EBIT by Segment	36
	5.4. Net Earnings and Earnings Per Share	38
	5.5. Consolidated Statements of Cash Flows	40
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	42
7. Changes in Accounting Policies	A summary of the future accounting standard changes.	44
8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	45
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	48
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	49
	10.2. Legal Proceedings	56

Management’s Discussion and Analysis

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is among the largest independent information technology (“IT”) and business process services (“BPS”) firms in the world with approximately 65,000 employees worldwide, referred to as members. The Company operates through our client-proximity business model to work closely with clients at the local level, providing deep industry and technology expertise and high responsiveness. This is complemented through CGI’s global delivery network, which offers the advantages of best-fit expertise and resources.

Our services can be categorized as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI customizes particular technologies and applications to create responsive technology systems that answer clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI. In return, significant efficiency improvements and cost savings are delivered. Service and delivery options includes onsite, onshore, near-shore and/or offshore centers - each offering an unique value equation and proposition for clients. Typical services provided as part of an end-to-end engagement can include: application development, maintenance and integration; technology infrastructure management and transaction and business processing such as collections or payroll functions. At any time, these clients can leverage the global footprint and experience CGI offers, - cloud services, or managed security services or data analytics. Outsourcing contracts are typically long-term, having a duration of five to ten years.

CGI offers clients deep domain expertise across a set of vertical markets in which we have extensive networks of subject matter experts working to support local client relationships worldwide. This allows us to continuously learn and adapt to our clients’ business realities while providing the knowledge and solutions needed to advance their business goals. These vertical markets or targeted industries account for 90% of global IT spend and include: government, financial services, manufacturing, retail and consumer services, utilities, communications, health, oil & gas, transportation and post & logistics. While these represent our go to market industry list, for the purposes of financial reporting they are grouped into the following - financial services, government, health, telecommunications & utilities and manufacturing, retail & distribution (“MRD”).

CGI offers more than 150 mission-critical, IP-based solutions and frameworks for all of the industries we serve and to support clients’ cross-industry functions. These CGI-developed solutions include software applications, reusable frameworks and delivery methods. Examples include solutions in the areas of ERP, energy and workforce management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high-quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs.

FISCAL 2015 RESULTS

1.2. VISION AND STRATEGY

At CGI, we have a vision of being a global world-class IT and BPS leader, that helps its clients succeed. This business vision begins with our dream, which is “to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of.” To realize this dream we developed our Build and Buy strategy, comprised of four pillars that combine profitable organic growth (“Build”) and accretive acquisitions (“Buy”).

The first two pillars of our strategy relates to profitable organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our IP-based services and solutions offerings. Today, CGI can leverage a global distribution channel for IP-based services and solutions offerings, further enhancing client proximity and quality of revenue.

The fourth pillar involves the pursuit of transformational acquisitions further expanding our geographic presence and critical mass. This approach further enables us to compete for large outsourcing contracts and deepen our client relationships. CGI continues to be a consolidator in the IT services industry.

Since 1976, CGI’s members, by working together toward the same dream and vision, have built a company with deep industry knowledge, complemented by more than 150 innovative IP-based services and solutions, and a critical mass in key geographies. Remaining true to our values, mission and dream, CGI adapts to best respond changes in the IT markets, while maintaining a high level of satisfaction among its three stakeholders: members, shareholders, and clients. Today, with a presence in some 40 countries and more than $10 billion in revenues, our aspiration is to double our size over a 5 to 7 year period.

1.3. COMPETITIVE ENVIRONMENT

As a global provider of end-to-end IT and BPS, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of players, from niche companies providing specialized services and software to global end-to-end IT service providers, as well as large consulting firms and government suppliers, all of whom are competing to deliver some or all of the services we provide.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: vertical market expertise; track record of delivering on time and within budget; total cost of services; investment in business solutions; local presence; global delivery capabilities; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining global IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.

CGI has long standing, focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to influence the evolution of the industries in which our clients operate.

Our business model is rooted in client proximity and has proved to be scalable with the addition of onshore, near-shore and off-shore delivery centers. We deliver value to our client through the following principles:

•

Local accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI team speaks our clients’ language, understands their business environment, and collaborates to meet their goals and advance their business.

Management’s Discussion and Analysis

•

Committed experts: CGI’s professionals have extensive industry, business and technology expertise to help our clients succeed. In addition, a majority of our professionals are company owners, providing an added level of commitment to the success of our clients.

•	Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have access to the best-fit capabilities and resources to meet their needs 24/7.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on time and within budget project delivery.

•

Tangible innovation: Our full-offering strategy is complemented by a broad portfolio of services and solutions that enable clients to optimize business operations, better serve customers and drive growth. In close collaboration with clients and partners, we apply cross-industry insights that maximize current investments while taking advantage of new technologies and ideas.

CGI’s business operations are aligned through the CGI Management Foundation, which encompasse governance policies and sophisticated management frameworks that reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the Management Foundation including: the dream, the vision, the mission and the values of the Company; the equilibrium between the interests of our clients, members and shareholders; the balance between the need to assure cohesiveness and rigor in the management of the Company and the commitment to promote autonomy, initiative and entrepreneurship.

CGI has operated under the same fundamental beliefs and quality-focused business model for 40 years. We believe our consistent ability to execute this model will continue to create value for all of our stakeholders. We remain fully committed to these fundamentals that can be summarized as: strong client relationships built upon a local accountable approach, committed experts, comprehensive quality processes and tangible innovation; proven Build and Buy growth strategy that provides a balanced mix of organic growth and acquisitions; competitive global delivery model that combines on-site responsiveness with the value of remote delivery; employee ownership with the vast majority owning stock, making CGI’s commitment to achieving client success a common goal and; solid profitability, cash flow and backlog demonstrating our focus on running a sound and stable business for the long term.

FISCAL 2015 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2015 HIGHLIGHTS

Key performance figures for the period include:

•	Revenue of $10,287.1 million;

•	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;

•	Backlog of $20.7 billion, up $2.5 billion;

•	Adjusted EBIT of $1,457.3 million, up $100.4 million;

•	Adjusted EBIT margin of 14.2%, up 130 basis points;

•	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;

•	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;

•	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;

•	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;

•	Return on invested capital of 14.5%;

•	Return on equity of 17.7%; and

•	Net debt of $1,779.6 million, down $333.7 million.

[1]	Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

Management’s Discussion and Analysis

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2015	2014	2013	Change 2015 / 2014	Change 2014 / 2013
In millions of CAD unless otherwise noted
Growth
Backlog	20,711	18,237	18,677	2,474	(440)

Bookings	11,640	10,169	10,310	1,471	(141)

Book-to-bill ratio	113.2%	96.8%	102.2%	16.4%	(5.4%)

Revenue	10,287.1	10,499.7	10,084.6	(212.6)	415.1

Year-over-year growth	(2.0%)	4.1%	111.3%	(6.1%)	(107.2%)

Constant currency growth [1]	(4.0%)	(2.9%)	110.1%	(1.1%)	(113.0%)
Profitability
Adjusted EBIT [2]	1,457.3	1,356.9	1,075.6	100.4	281.3

Adjusted EBIT margin	14.2%	12.9%	10.7%	1.3%	2.2%

Net earnings prior to specific items [3]	1,005.1	893.5	727.7	111.6	165.8

Net earnings margin prior to specific items [3]	9.8%	8.5%	7.2%	1.3%	1.3%

Diluted EPS prior to specific items [3] (in dollars)	3.13	2.80	2.30	0.33	0.50

Net earnings	977.6	859.4	455.8	118.2	403.6

Net earnings margin	9.5%	8.2%	4.5%	1.3%	3.7%

Diluted EPS (in dollars)	3.04	2.69	1.44	0.35	1.25
Liquidity
Cash provided by operating activities	1,289.3	1,174.8	671.3	114.5	503.5

As a % of revenue	12.5%	11.2%	6.7%	1.3%	4.5%

Days sales outstanding [4]	44	43	49	1	(6)
Capital structure
Net debt [5]	1,779.6	2,113.3	2,739.9	(333.7)	(626.6)

Net debt to capitalization ratio [6]	21.7%	27.6%	39.6%	(5.9%)	(12.0%)

Return on equity [7]	17.7%	18.8%	12.3%	(1.1%)	6.5%

Return on invested capital [8]	14.5%	14.5%	11.8%	—	2.7%
Balance sheet
Cash and cash equivalents, and short-term investments	305.3	535.7	106.2	(230.4)	429.5

Total assets	11,787.3	11,234.1	10,879.3	553.2	354.8

Long-term financial liabilities [9]	1,896.4	2,748.4	2,489.5	(852.0)	258.9

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details.

[2]	Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 21.

[3]

Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

[4]	DSO is a measure which is discussed on page 30.

[5]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 30.

[6]	The net debt to capitalization ratio is a measure which is discussed on page 30.

[7]	ROE is a measure which is discussed on page 30.

[8]	ROIC is a measure which is discussed on page 30.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

FISCAL 2015 RESULTS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2015 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	37.65

High:	57.69

Low:	36.35

Close:	48.35

CDN average daily trading volumes[1]:	1,197,371

NYSE	(USD)

Open:	33.74

High:	46.30

Low:	31.99

Close:	36.21

NYSE average daily trading volumes:	250,690

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

Management’s Discussion and Analysis

2.3.2. Share Repurchase Program

On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2015 and ending on the earlier of February 10, 2016, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2015, CGI repurchased 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the current NCIB. This includes a total of 6,350,735 Class A subordinate voting shares acquired for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. As at September 30, 2015, the Company may purchase up to 12,126,472 million shares under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 6, 2015:

Capital Stock and Options Outstanding	As at November 6, 2015

Class A subordinate voting shares	275,660,077

Class B multiple voting shares	33,272,767

Options to purchase Class A subordinate voting shares	20,281,560

2.4 RESTRUCTURING PROGRAM

On July 28, 2015, the Company announced it will take approximately $60.0 million pre-tax charge during Q4 2015 and Q1 2016 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. A total amount of $35.9 million was expensed during Q4 2015 and the remaining amount will be expensed in Q1 2016.

FISCAL 2015 RESULTS

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $11.6 billion representing a book-to-bill ratio of 113.2%. The breakdown of the new bookings signed during the year is as follows:

Contract Type

A.	Extensions and renewals	64%

B.	New business	36%

Service Type

A.	Systems integration and consulting	40%

B.	Management of IT and business functions (outsourcing)	60%

Segment

A.	Canada	29%
B.	U.S.	21%
C.	Nordics	14%
D.	France	11%
E.	U.K.	14%
F.	ECS	10%
G.	Asia Pacific	1%

Vertical Market

A.	Government	28%
B.	Telecommunications & utilities	27%
C.	Financial services	20%
D.	MRD	18%
E.	Health	7%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2015	Book-to-bill ratio for the year ended September 30, 2015
Total CGI	11,640,275	113.2%

U.S.	2,462,911	84.7%
Nordics	1,664,422	98.0%
Canada	3,330,490	205.8%
France	1,311,002	101.2%
U.K.	1,600,090	111.2%
ECS	1,171,227	99.4%
Asia Pacific	100,133	67.1%

Management’s Discussion and Analysis

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2015	2014	Change

U.S. dollar	1.3399	1.1209	19.5%

Euro	1.4958	1.4156	5.7%

Indian rupee	0.0205	0.0181	13.3%

British pound	2.0252	1.8182	11.4%

Swedish krona	0.1596	0.1554	2.7%

Australian dollar	0.9405	0.9791	(3.9%)

Average foreign exchange rates

For the years ended September 30,	2015	2014	Change

U.S. dollar	1.2294	1.0833	13.5%

Euro	1.4081	1.4700	(4.2%)

Indian rupee	0.0195	0.0178	9.6%

British pound	1.8983	1.7953	5.7%

Swedish krona	0.1506	0.1635	(7.9%)

Australian dollar	0.9634	0.9971	(3.4%)

FISCAL 2015 RESULTS

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography				Vertical Market

A.	Management of IT and business			A.	U.S.	29%	A.	Government	34%
	functions (outsourcing)		54%	B.	Canada	15%	B.	MRD	23%
	1. IT services	44%		C.	U.K.	14%	C.	Financial services	20%
	2. Business process services	10%		D.	France	12%	D.	Telecommunications & utilities	15%
				E.	Sweden	8%	E.	Health	8%
B.	Systems integration and consulting		46%	F.	Finland	6%
				G.	Rest of the world	16%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2015 as compared to 13.4% in fiscal 2014.

Management’s Discussion and Analysis

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2015 and fiscal 2014. The fiscal 2014 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,287,096	10,499,692	(212,596)	(2.0%	)
Variation prior to foreign currency impact	(4.0% )

Foreign currency impact	2.0%
Variation over previous period	(2.0% )

U.S.

Revenue prior to foreign currency impact	2,478,402	2,664,876	(186,474)	(7.0%	)

Foreign currency impact	334,725
U.S. revenue	2,813,127	2,664,876	148,251	5.6%

Nordics

Revenue prior to foreign currency impact	1,752,958	1,826,091	(73,133)	(4.0%	)

Foreign currency impact	(113,973)
Nordics revenue	1,638,985	1,826,091	(187,106)	(10.2%	)

Canada

Revenue prior to foreign currency impact	1,532,203	1,638,320	(106,117)	(6.5%	)

Foreign currency impact	1,516
Canada revenue	1,533,719	1,638,320	(104,601)	(6.4%	)

France

Revenue prior to foreign currency impact	1,339,947	1,333,792	6,155	0.5%

Foreign currency impact	(56,560)
France revenue	1,283,387	1,333,792	(50,405)	(3.8%	)

U.K.

Revenue prior to foreign currency impact	1,259,960	1,283,847	(23,887)	(1.9%	)

Foreign currency impact	71,327
U.K. revenue	1,331,287	1,283,847	47,440	3.7%

ECS

Revenue prior to foreign currency impact	1,267,220	1,327,682	(60,462)	(4.6%	)

Foreign currency impact	(55,992)
ECS revenue	1,211,228	1,327,682	(116,454)	(8.8%	)

Asia Pacific

Revenue prior to foreign currency impact	444,694	425,084	19,610	4.6%

Foreign currency impact	30,669
Asia Pacific revenue	475,363	425,084	50,279	11.8%

FISCAL 2015 RESULTS

We ended fiscal 2015 with revenue of $10,287.1 million, a decrease of $212.6 million or 2.0% over fiscal 2014. On a constant currency basis, revenue decreased by $424.3 million or 4.0%, as foreign currency rate fluctuations favorably impacted our revenue by $211.7 million or 2.0%. The change in revenue was due to the expiration of certain contracts in infrastructure services mainly in Canada and to the completion in 2014 of the Patient Protection and Affordable Care Act (“ACA”) projects in our U.S. segment.

3.4.1. U.S.

Revenue in our U.S. segment was $2,813.1 million in fiscal 2015, an increase of $148.3 million or 5.6% over fiscal 2014. On a constant currency basis, revenue decreased by $186.5 million or 7.0%. The change in revenue was mostly driven by the procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by growth mainly in our commercial sector with a growing proportion of IP-based services and solutions revenue in the financial services vertical market.

For the current year, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of revenue.

3.4.2. Nordics

Revenue in our Nordics segment was $1,639.0 million in fiscal 2015, a decrease of $187.1 million or 10.2% over fiscal 2014. On a constant currency basis, revenue decreased by $73.1 million or 4.0%. The decrease in revenue was due to lower work volume in Sweden and Denmark as well as the increased use of our delivery centers in Asia Pacific.

For the current year, Nordic’s top two vertical markets were MRD and government, which together accounted for approximately 66% of revenue.

3.4.3. Canada

Revenue in our Canada segment was 1,533.7 million in fiscal 2015, a decrease of $104.6 million or 6.4% over fiscal 2014. The revenue decrease was mainly due to lower work volume and the expiration of certain infrastructure contracts.

For the current year, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 58% of revenue.

3.4.4. France

Revenue in our France segment was $1,283.4 million in fiscal 2015, a decrease of $50.4 million or 3.8% over fiscal 2014. On a constant currency basis, revenue increased by $6.2 million or 0.5%, mainly as a result of higher consulting revenue within the government vertical market.

For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue.

3.4.5. U.K.

For the fiscal year ended September 30, 2015, revenue in our U.K. segment was $1,331.3 million, an increase of $47.4 million or 3.7% over the fiscal 2014. On a constant currency basis, revenue decreased by $23.9 million or 1.9%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and government as well as additional change orders on certain large contracts.

For the current year, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 68% of revenue.

Management’s Discussion and Analysis

3.4.6. ECS

Revenue in our ECS segment was $1,211.2 million in fiscal 2015, a decrease of $116.5 million or 8.8% over fiscal 2014. On a constant currency basis, revenue decreased by $60.5 million or 4.6%. The decrease in revenue was due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and in Latin America with the exception of Brazil.

For the current year, ECS’s top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 57% of revenue.

3.4.7. Asia Pacific

Revenue in our Asia Pacific segment was $475.4 million in fiscal 2015, an increase of $50.3 million or 11.8% over fiscal 2014. On a constant currency basis, revenue increased by $19.6 million or 4.6%. The change in revenue was due to the increased use of our delivery centers across the segments as our clients continue taking advantage of our global delivery network.

For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 79% of revenue.

3.5. OPERATING EXPENSES

For the years ended September 30,	% of		% of		Change
	2015	Revenue	2014	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	8,819,055	85.7%	9,129,791	87.0%	(310,736)	(3.4%)

Foreign exchange loss	10,733	0.1%	13,042	0.1%	(2,309)	(17.7%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2015, costs of services, selling and administrative expenses amounted to $8,819.1 million, a decrease of $310.7 million or 3.4% over the same period of fiscal 2014. As a percentage of revenue, cost of services, selling and administrative expenses improved from 87.0% to 85.7%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects. Our selling and administrative expenses as a percentage of revenue also improved as a result of the ongoing realization of the business synergies and the implementation of CGI’s Management Foundation from the integration of Logica. More information on the integration can be found on page 21.

During the year ended September 30, 2015, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavorably impacted costs by $173.2 million, substantially offsetting the favourable translation impact of $211.7 million on our revenue.

3.5.2. Foreign Exchange Loss

The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. During fiscal year 2015, CGI incurred $10.7 million of foreign exchange loss mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates.

FISCAL 2015 RESULTS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	454,325	303,515	150,810	49.7%
As a percentage of U.S. revenue	16.2%	11.4%

Nordics	153,841	164,721	(10,880)	(6.6%)
As a percentage of Nordics revenue	9.4%	9.0%

Canada	343,692	361,136	(17,444)	(4.8%)
As a percentage of Canada revenue	22.4%	22.0%

France	146,615	155,695	(9,080)	(5.8%)
As a percentage of France revenue	11.4%	11.7%

U.K.	163,603	164,977	(1,374)	(0.8%)
As a percentage of U.K. revenue	12.3%	12.9%

ECS	118,141	138,656	(20,515)	(14.8%)
As a percentage of ECS revenue	9.8%	10.4%

Asia Pacific	77,091	68,159	8,932	13.1%
As a percentage of Asia Pacific revenue	16.2%	16.0%
Adjusted EBIT	1,457,308	1,356,859	100,449	7.4%
Adjusted EBIT margin	14.2%	12.9%

For the year ended September 30, 2015, adjusted EBIT was $1,457.3 million, an increase of $100.4 million or 7.4% from the year ended September 30, 2014. When excluding $76.3 million of non-recurring benefits during fiscal 2014, mainly from benefits related to the resolution of acquisition-related provisions, adjusted EBIT increased by $176.7 million. When excluding the same non-recurring items of 2014, adjusted EBIT margin increased to 14.2% from 12.2% over the same period last year. The favorable variance was primarily due to the completion of ACA related projects which required additional resources and expenses in fiscal 2014 and productivity improvements across Europe and Asia Pacific.

3.6.1. U.S.

For the year ended September 30, 2015, adjusted EBIT in the U.S. segment was $454.3 million, an increase of $150.8 million compared to fiscal 2014, while the margin increased to 16.2% from 11.4%. The improved profitability is mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects and the increase in volume from existing and new business mainly in financial services with an improved mix of IP-based services and solutions revenue.

3.6.2. Nordics

For the year ended September 30, 2015, adjusted EBIT in the Nordics segment was $153.8 million, as compared to $164.7 million for fiscal 2014. When excluding the $8.5 million curtailment gain on a pension plan obligation and $11.7 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT increased by $9.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin was 9.4%, an improvement from 7.9%. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.

Management’s Discussion and Analysis

3.6.3. Canada

For the year ended September 30, 2015, adjusted EBIT in the Canada segment was $343.7 million, a decrease of $17.4 million compared to fiscal 2014 which mainly resulted from the factors identified in the revenue section. Despite the revenue decrease, the Canada segment maintained a strong and stable adjusted EBIT margin through its proactive management of its cost base.

3.6.4. France

For the year ended September 30, 2015, adjusted EBIT in the France segment was $146.6 million, as compared to $155.7 million for fiscal 2014. When excluding the $20.4 million of non-recurring benefits related to the resolution of acquisition-related provisions and the renegotiation of a low margin contract in 2014, adjusted EBIT increased by $11.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin increased to 11.4%, from 10.1%. This increase in both adjusted EBIT and margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and improved year-over-year utilization rates.

3.6.5. U.K.

For the year ended September 30, 2015, adjusted EBIT in the U.K. segment was $163.6 million, as compared to $165.0 million for fiscal 2014. When excluding the $17.1 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and settlement of tax credits during fiscal 2014, adjusted EBIT increased by $15.7 million and adjusted EBIT margin increased to 12.3% from 11.5%. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts as well as ongoing productivity improvements.

3.6.6. ECS

For the year ended September 30, 2015, adjusted EBIT in the ECS segment was $118.1 million, as compared to $138.7 million for fiscal 2014. When excluding the $17.6 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT decreased by $2.9 million which resulted mainly from the factors identified in the revenue section. Adjusted EBIT margin increased to 9.8% from 9.1% when excluding the non-recurring benefits. The increased margin is mostly the result of productivity improvements and a better mix of profitable revenue.

3.6.7. Asia Pacific

For the year ended September 30, 2015, adjusted EBIT in the Asia Pacific segment was $77.1 million, an increase of $8.9 million, while the margin increased to 16.2% from 16.0% compared to fiscal 2014. This increase in adjusted EBIT margin for the year ended September 30, 2015 was mainly due to revenue growth and the implementation of additional productivity improvements in the global delivery centers.

FISCAL 2015 RESULTS

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,					Change
	2015	% of Revenue	2014	% of Revenue	$	%
In thousands of CAD except for percentages

Adjusted EBIT	1,457,308	14.2%	1,356,859	12.9%	100,449	7.4%

Minus the following items:

Integration-related costs	—	0.0%	127,341	1.2%	(127,341)	(100.0%)

Restructuring costs	35,903	0.3%	—	—	35,903	—

Net finance costs	92,857	0.9%	99,268	1.0%	(6,411)	(6.5%)
Earnings before income taxes	1,328,548	12.9%	1,130,250	10.8%	198,298	17.5%

3.7.1. Integration-Related Costs

For the year ended September 30, 2014, the Company incurred $127.3 million of integration-related costs pertained to the restructuring and transformation of Logica’s operations to the CGI operating model. In September 2014, we completed the integration of Logica at a total cost of $575.5 million to drive annual savings in excess of $400.0 million and enhanced EPS accretion. At the end of fiscal 2015, a balance of $32.2 million related to the integration remains to be disbursed. Further details are provided in section 4.1.1 of the present document.

3.7.2. Restructuring Costs

For the year ended September 30, 2015, the Company incurred $35.9 million of restructuring costs that pertained to the announced restructuring program for productivity improvement initiatives.

3.7.2. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2015 was mainly the result of long-term debt repayments.

Management’s Discussion and Analysis

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%

Income tax expense	350,992	270,807	80,185	29.6%

Effective tax rate	26.4%	24.0%

Net earnings	977,556	859,443	118,113	13.7%

Net earnings margin	9.5%	8.2%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share (in dollars)

Basic	3.14	2.78	0.36	12.9%

Diluted	3.04	2.69	0.35	13.0%

3.8.1. Income Tax Expense

For the year ended September 30, 2015, the income tax expense was $351.0 million, an increase of $80.2 million compared to $270.8 million over the same period last year, while our effective tax rate increased from 24.0% to 26.4%. When excluding the favorable tax adjustment of $11.9 million in fiscal 2014 that was mainly the result of the settlement of tax liabilities coming from the Logica acquisition, the income tax rate would have been 25.0% compared to 26.4% for the year ended September 30, 2015. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.

The table on page 23 shows the year-over-year comparison of the tax rate with the impact of all specific items removed.

On July 8, 2015, the United Kingdom Finance Bill which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and was substantially enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6.0 million resulting from the re-evaluation of its deferred tax assets.

Based on the enacted rates at the end of fiscal 2015 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 26% to 28% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2015, CGI’s basic and diluted weighted average number of shares increased compared to fiscal 2014 due to the effect of issuance and exercise of stock options partly offset by the impact of the repurchase of Class A subordinate voting shares.

FISCAL 2015 RESULTS

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items

Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

			Change
For the years ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%

Add back:

Integration-related costs	—	127,341	(127,341)	(100.0%)

Restructuring costs	35,903	—	35,903	—

Remove:

Resolution of acquisition-related provisions [1]	—	62,075	(62,075)	(100.0%)

Earnings before income taxes prior to specific items	1,364,451	1,195,516	168,935	14.1%

Margin	13.3%	11.4%

Income tax expense	350,992	270,807	80,185	29.6%

Add back:

Tax adjustments	—	11,900	(11,900)	(100.0%)

Tax deduction on integration-related costs	—	29,430	(29,430)	(100.0%)

Tax deduction on restructuring costs	8,352	—	8,352	—

Remove:

Income taxes on the resolution of acquisition-related provisions	—	10,097	(10,097)	(100.0%)

Income tax expense prior to specific items	359,344	302,040	57,304	19.0%

Effective tax rate prior to specific items	26.3%	25.3%

Net earnings prior to specific items	1,005,107	893,476	111,631	12.5%

Net earnings margin	9.8%	8.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share prior to specific items (in dollars)

Basic	3.23	2.89	0.34	11.8%

Diluted	3.13	2.80	0.33	11.8%

[1]

These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

Management’s Discussion and Analysis

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2015 and 2014.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Cash provided by operating activities	1,289,310	1,174,835	114,475

Cash used in investing activities	(257,127)	(321,153)	64,026

Cash used in financing activities	(1,303,663)	(414,064)	(889,599)

Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)	51,129
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516	(659,969)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2015, cash provided by operating activities was $1,289.3 million or 12.5% of revenue as compared to 1,174.8 million, or 11.2% of revenue from the prior year. This increase was mainly due to ongoing improvement to profitability in the amount of $118.1 million.

The following table provides a summary of the generation and use of cash from operating activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Net earnings	977,556	859,443	118,113

Amortization and depreciation	424,044	444,232	(20,188)

Other adjustments [1]	89,451	103,827	(14,376)

Cash flow from operating activities before net change in non-cash working capital items	1,491,051	1,407,502	83,549

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(25,517)	209,189	(234,706)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(204,169)	(463,685)	259,516

Other [2]	27,945	21,829	6,116

Net change in non-cash working capital items	(201,741)	(232,667)	30,926
Cash provided by operating activities	1,289,310	1,174,835	114,475

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2015, the net $201.7 million of cash used in non-cash working capital items was mostly due to the net utilization of provisions for estimated losses on revenue generating contracts and integration related payments. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2015 RESULTS

The following table provides a summary of the movements in the integration-related provision.

For the years ended September 30,	2015	2014
In millions of CAD

Integration-related provision at the beginning of the year	105.6	135.8

Integration-related expenses	—	127.3

Integration-related payments	(74.3)	(158.0)

Net impact on non-cash working capital	(74.3)	(30.7)

Plus: FX impact [1]	0.9	0.5

Integration-related provision at the end of the year	32.2	105.6

[1]	The foreign currency translation was recorded in other comprehensive income.

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2015, $257.1 million were used in investing activities while $321.2 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from investing activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Proceeds from sale of capital assets	15,255	13,673	1,582

Purchase of property, plant and equipment	(122,492)	(181,471)	58,979

Additions to contract costs	(78,815)	(73,900)	(4,915)

Additions to intangible assets	(71,357)	(77,726)	6,369

Net change in short-term investments and net purchase of long-term investments	(4,736)	(8,106)	3,370

Payments received from long-term receivables	5,018	6,377	(1,359)
Cash used in investing activities	(257,127)	(321,153)	64,026

The decrease of $64.0 million in cash used in investing activities was mainly due to the increased volume of finance loans for the purchase of assets and the decrease in computer equipment purchases due to certain long-term contracts that required one-time investment in fiscal 2014.

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2015, $1,303.7 million were used in financing activities while $414.1 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from financing activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	—	(283,049)	283,049

Net change in long-term debt	(901,566)	(25,343)	(876,223)

	(901,566)	(308,392)	(593,174)

Settlement of derivative financial instruments	(121,615)	(37,716)	(83,899)

Purchase of Class A subordinate voting shares held in trust	(11,099)	(23,016)	11,917

Resale of Class A subordinate voting shares held in trust	—	1,390	(1,390)

Repurchase of Class A subordinate voting shares	(323,069)	(111,468)	(211,601)

Issuance of Class A subordinate voting shares	53,686	65,138	(11,452)
Cash used in financing activities	(1,303,663)	(414,064)	(889,599)

Management’s Discussion and Analysis

For the year ended September 30, 2015, $901.6 million were used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made net repayments of $308.4 million on our long-term debt for the same period last year. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015.

For the year ended September 30, 2015, we used $323.1 million to repurchase 6,725,735 Class A subordinate voting shares under the current NCIB, while for the year ended September 30, 2014, $111.5 million was used to purchase 2,837,360 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect. For the year ended September 30, 2015, an amount of $11.1 million was used to purchase CGI shares in connection with the Company’s Performance Share Unit (“PSU Plan”), while for the comparable period of last year, a net amount of $21.6 million was used to purchase shares under the PSU Plan. More information concerning PSU Plan can be found in note 20 of the audited consolidated financial statements.

For the year ended September 30, 2015, we received $53.7 million in proceeds from the exercise of stock options, compared to $65.1 million during the year ended September 30, 2014.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2015, the effect of foreign exchange rate changes on cash and cash equivalents was $41.0 million. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

FISCAL 2015 RESULTS

4.2. CAPITAL RESOURCES

As at September 30, 2015	Total commitment	Available	Outstanding
In thousands of CAD

Cash and cash equivalents	—	305,262	—

Long-term investments	—	42,202	—

Unsecured committed revolving facility [a]	1,500,000	1,456,776	43,224

Total	1,500,000	1,804,240	43,224

a Consists of Letters of Credit for $43.2 million outstanding as at September 30, 2015.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2015, cash and cash equivalents and long-term marketable investments represented $347.5 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,804.2 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2015, CGI was in compliance with these covenants.

Total debt decreased by $552.6 million to $2,127.1 million as at September 30, 2015, compared to $2,679.7 million as at September 30, 2014. The variation was mainly due to the reimbursement of $879.7 million under the term loan credit facility2 partially offset by a foreign exchange translation impact of $296.4 million recorded in other comprehensive income.

As at September 30, 2015, CGI is showing a negative working capital1 of $142.3 million. The Company has also $1.5 billion available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.

On November 9, 2015, the credit facility was extended by one year to December 2019 under the same term and conditions and can be further extended annually.

As at September 30, 2015, the cash and cash equivalents held by foreign subsidiaries were $263,6 million ($356,1 million as at September 30, 2014). The tax implications and impact related to its repatriation will not affect the Company’s liquidity.

[1]	Working capital is defined as total current assets minus total current liabilities.

[2]	On October 1, 2015, the Company settled a floating-to-fixed interest rate swap with a notional amount of $109,270,000.

Management’s Discussion and Analysis

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2015, the Company decreased its commitments by $863.5 million mainly due to the reduction of the long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	2,066,722	199,618	257,469	398,098	1,211,537

Estimated interests on long-term debt	444,908	75,833	137,504	110,697	120,874

Finance lease obligations	57,170	31,451	19,870	4,027	1,822

Estimated interests on finance lease obligations	2,445	1,268	915	215	47

Operating leases

Rental of office space	1,061,178	261,226	416,397	238,441	145,114

Computer equipment	7,767	5,177	2,578	12	—

Automobiles	104,444	39,303	51,102	12,383	1,656

Long-term service agreements and other	170,475	86,629	73,171	10,675	—

Total contractual obligations	3,915,109	700,505	959,006	774,548	1,481,050

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.5 million for fiscal 2016 as described in note 17 of the consolidated financial statements.

FISCAL 2015 RESULTS

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes.

Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge its cash flows.

We have the following outstanding derivative financial instruments:

Hedges on net investments in foreign operations

— $109.7 million cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968.8 million as at September 30, 2014)

Cash flow hedges on unsecured committed term loan credit facility

— $109.7 million interest rate swaps floating-to-fixed ($484.4 million as at September 30, 2014)

Cash flow hedges on future revenue

— U.S.$9.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32.0 million as at September 30, 2014)

— U.S.$42.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S. $75.2 million as at September 30, 2014)

— $151.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94.6 million as at September 30, 2014)

— Kr77.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (Kr142.6 million as at September 30, 2014)

— €7.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)

— £25.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)

— €84.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121.1 million as at September 30, 2014)

— €5.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15.0 million as at September 30, 2014)

— €7.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)

Fair value hedges on Senior U.S. unsecured notes

— U.S.$250.0 million interest rate swaps fixed-to-floating (U.S. $250.0 million as at September 30, 2014).

Management’s Discussion and Analysis

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2015	2014
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,779,623	2,113,299
Add back:
Cash and cash equivalents	305,262	535,715
Long-term investments	42,202	30,689
Long-term debt including the current portion	2,127,087	2,679,703

Net debt to capitalization ratio	21.7%	27.6%
Return on equity	17.7%	18.8%
Return on invested capital	14.5%	14.5%
Days sales outstanding	44	43

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 21.7% in 2015 from 27.6% in 2014 due to the improved cash generation allowing us to reduce our net debt by $333.7 million.

ROE is a measure of the return we are generating for our shareholders. ROE decreased from 18.8% in fiscal 2014 to 17.7% in fiscal 2015. The decrease was mostly the result of the net impact of translating foreign operations as reflected in other comprehensive income, as well as the impact of timing on the repurchase of Class A subordinate voting shares.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.5% as at September 30, 2015, and 2014.

DSO increased to 44 days at the end of fiscal 2015 from 43 days in fiscal 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure totaling $10.4 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2015, we had committed for a total of $52.7 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and

FISCAL 2015 RESULTS

the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2016.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favorable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 48,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

Management’s Discussion and Analysis

5.	Fourth Quarter Results

5.1. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2015	2014	Change
U.S. dollar	1.3095	1.0894	20.2%

Euro	1.4565	1.4427	1.0%

Indian rupee	0.0202	0.0180	12.2%

British pound	2.0285	1.8175	11.6%

Swedish krona	0.1544	0.1568	(1.5%)

Australian dollar	0.9494	1.0070	(5.7%)

FISCAL 2015 RESULTS

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2015 and Q4 2014 periods. The Q4 2014 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,585,275	2,483,669	101,606	4.1%

Variation prior to foreign currency impact	(3.1%)

Foreign currency impact	7.2%
Variation over previous period	4.1%

U.S.

Revenue prior to foreign currency impact	625,319	655,095	(29,776)	(4.5%)

Foreign currency impact	126,912
U.S. revenue	752,231	655,095	97,136	14.8%

Nordics

Revenue prior to foreign currency impact	369,723	382,682	(12,959)	(3.4%)

Foreign currency impact	(1,614)
Nordics revenue	368,109	382,682	(14,573)	(3.8%)

Canada

Revenue prior to foreign currency impact	371,218	382,887	(11,669)	(3.0%)

Foreign currency impact	606
Canada revenue	371,824	382,887	(11,063)	(2.9%)

France

Revenue prior to foreign currency impact	310,327	311,999	(1,672)	(0.5%)

Foreign currency impact	3,907
France revenue	314,234	311,999	2,235	0.7%

U.K.

Revenue prior to foreign currency impact	318,004	321,682	(3,678)	(1.1%)

Foreign currency impact	37,091
U.K. revenue	355,095	321,682	33,413	10.4%

ECS

Revenue prior to foreign currency impact	294,194	318,275	(24,081)	(7.6%)

Foreign currency impact	1,527
ECS revenue	295,721	318,275	(22,554)	(7.1%)

Asia Pacific

Revenue prior to foreign currency impact	118,154	111,049	7,105	6.4%

Foreign currency impact	9,907
Asia Pacific revenue	128,061	111,049	17,012	15.3%

We ended the fourth quarter of fiscal 2015 with revenue of $2,585.3 million, an increase of $101.6 million or 4.1% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $76.7 million or 3.1%, as foreign currency rate fluctuations favourably impacted our revenue by $178.3 million or 7.2%.

Management’s Discussion and Analysis

5.2.1. U.S.

Revenue in our U.S. segment was $752.2 million in Q4 2015, an increase of $97.1 million or 14.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $29.8 million or 4.5%. The change in revenue was mostly driven by procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by a growing proportion of IP-based services and solutions revenue within the financial services vertical market.

For the current quarter, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of its revenue.

5.2.2. Nordics

Revenue from our Nordics segment was $368.1 million in Q4 2015, a decrease of $14.6 million or 3.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $13.0 million or 3.4%. The change in revenue is mainly due to lower work volume in Sweden and Denmark partly offset by new business in Finland.

For the current quarter, the Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 66% of its revenue.

5.2.3. Canada

Revenue in our Canada segment for Q4 2015 was $371.8 million, a decrease of $11.1 million or 2.9% compared to the same period of fiscal 2014. The revenue decrease was mainly due to a slowdown of government spending partly offset by new business in financial services.

For the current quarter, Canada’s top two vertical markets were financial services and telecommunication & utilities, which together accounted for approximately 60% of its revenue.

5.2.4. France

Revenue from our France segment was $314.2 million in Q4 2015 and remained stable compared to the same period of fiscal 2014, as higher consulting revenue within the government vertical market helped compensate the lower work volume from telecommunication & utilities.

For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of its revenue.

5.2.5. U.K.

Revenue from our U.K. segment was $355.1 million in Q4 2015, an increase of $33.4 million or 10.4% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $3.7 million or 1.1%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and additional change orders on certain large contracts.

For the current quarter, U.K.’s top two vertical markets were government and telecommunication & utilities, which together accounted for approximately 68% of its revenue.

FISCAL 2015 RESULTS

5.2.6. ECS

Revenue from our ECS segment was $295.7 million in Q4 2015, a decrease of $22.6 million or 7.1% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $24.1 million or 7.6% due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and Latin America with the exception of Brazil.

For the current quarter, ECS’ top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 58% of its revenue.

5.2.7. Asia Pacific

Revenue from our Asia Pacific segment was $128.1 million in Q4 2015, an increase of $17.0 million or 15.3% compared to the same period of fiscal 2014. On a constant currency basis, revenue increased by $7.1 million or 6.4%. The change in revenue was mainly due to the increased use of our delivery centers across the segments, as our clients continue taking advantage of our global delivery network. The increase was partly offset by the completion of projects in Australia.

For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% of its revenue.

Management’s Discussion and Analysis

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	117,313	97,575	19,738	20.2%

As a percentage of U.S. revenue	15.6%	14.9%

Nordics	30,176	24,829	5,347	21.5%

As a percentage of Nordics revenue	8.2%	6.5%

Canada	77,450	87,060	(9,610)	(11.0%)

As a percentage of Canada revenue	20.8%	22.7%

France	35,806	39,143	(3,337)	(8.5%)

As a percentage of France revenue	11.4%	12.5%

U.K.	62,406	60,665	1,741	2.9%

As a percentage of U.K. revenue	17.6%	18.9%

ECS	36,886	35,274	1,612	4.6%

As a percentage of ECS revenue	12.5%	11.1%

Asia Pacific	18,927	25,678	(6,751)	(26.3%)

As a percentage of Asia Pacific revenue	14.8%	23.1%
Adjusted EBIT	378,964	370,224	8,740	2.4%

Adjusted EBIT margin	14.7%	14.9%

Adjusted EBIT for the quarter was $379.0 million, an increase of $8.7 million or 2.4% from Q4 2014, while the margin remained stable. When excluding the $38.9 million of non-recurring benefits primarly related to the resolution of acquisition-related provisions in Q4 2014, adjusted EBIT increased by $47.6 million and the adjusted EBIT margin increased to 14.7% compared to 13.3%.

5.3.1. U.S.

Adjusted EBIT in the U.S. segment was $117.3 million for Q4 2015, an increase of $19.7 million year-over-year, while the margin increased to 15.6% from 14.9%. The increase in adjusted EBIT and margin was mainly the result of an improved mix of IP-based services and solutions revenue within the financial services vertical market partly offset by an impairment of a business solution of $5.3 million.

5.3.2. Nordics

Adjusted EBIT in the Nordics segment was $30.2 million for Q4 2015, a increase of $5.3 million year-over-year. Adjusted EBIT increased by $10.8 million when excluding $5.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 8.2% an improvement from 5.1% when excluding the non-recurring benefits of Q4 2014. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.

5.3.3. Canada

Adjusted EBIT in the Canada segment was $77.5 million for Q4 2015, a decrease of $9.6 million year-over-year, which mainly resulted from the revenue decrease identified in the revenue section while the margin was affected by the non-recurring impact of an onerous supplier contract in the amount of $3.6 million.

FISCAL 2015 RESULTS

5.3.4. France

Adjusted EBIT in the France segment was $35.8 million for Q4 2015, a decrease of $3.3 million year-over-year. Adjusted EBIT increased by $4.3 million when excluding $7.6 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 11.4% up from 10.1% when excluding the non-recurring benefits in Q4 2014. This increase in adjusted EBIT was primarily the result of improvements in productivity.

5.3.5. U.K.

Adjusted EBIT in the U.K. segment was $62.4 million for Q4 2015, an increase of $1.7 million year-over-year, while the margin decreased to 17.6% from 18.9%. When excluding $11.2 million of non-recurring benefits related to the resolution of acquisition-related provisions and the additional tax credits on salaries of $4.9 million during Q4 2014, adjusted EBIT increased by $16.1 million. Adjusted EBIT margin improved to 17.6% from 13.9% when excluding the non-recurring benefits of Q4 2014. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts that favorably impacted our profitability.

5.3.6. ECS

Adjusted EBIT in the ECS segment was $36.9 million for Q4 2015, an increase of $1.6 million year-over-year, while the margin increased to 12.5% from 11.1% . When excluding the $5.2 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT increased by $6.8 million while adjusted EBIT margin improved to 12.5% from 9.4%. This increase was mostly the result of a better mix of revenue and productivity improvements.

5.3.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $18.9 million for Q4 2015, a decrease of $6.8 million year-over-year, while the margin decreased to 14.8% from 23.1%. When excluding $4.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT decreased by $2.3 million. Adjusted EBIT margin decreased to 14.8% from 19.1% when excluding the non-recurring benefits of Q4 2014. This was mainly due to completion of projects in Australia as well as to a provision on a contract in Middle East in the amount of $2.4 million.

Management’s Discussion and Analysis

5.4. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Adjusted EBIT	378,964	370,224	8,740	2.4%

Minus the following items:

Integration-related costs	—	64,259	(64,259)	(100.0%)

Restructuring costs	35,903	—	35,903	100.0%

Net Finance costs	23,984	22,787	1,197	5.3%
Earnings before income taxes	319,077	283,178	35,899	12.7%
Income tax expense	86,188	69,470	16,718	24.1%

Effective tax rate	27.0%	24.5%		2.5%
Net earnings	232,889	213,708	19,181	9.0%

Margin	9.0%	8.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share (in dollars)

Basic EPS	0.75	0.69	0.06	8.7%

Diluted EPS	0.73	0.67	0.06	9.0%

For the current quarter, the $35.9 million increase in earnings before income taxes mainly came from the increase of $8.7 million in adjusted EBIT as described in section 5.3 of the present document as well as the favorable net impact of integration-related and restructuring costs in the amount of $28.4 million.

In Q4 2015, the income tax expense was $86.2 million, an increase of $16.7 million compared to $69.5 million in Q4 2014, while our effective income tax rate increased from 24.5% to 27.0%. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.

Net earnings were $232.9 million, an increase of $19.2 million compared to $213.7 million last year.

The table on page 39 shows the quarterly year-over-year comparison of the tax rate with the impact of integration-related costs, restructuring costs, and benefits related to the resolution of acquisition-related provisions removed.

During the quarter, 5,050,402 Class A subordinate voting shares were repurchased while 566,025 stock options were exercised.

FISCAL 2015 RESULTS

5.4.1. Net Earnings and Earnings per Share Prior to Specific Items

Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Earnings before income taxes	319,077	283,178	35,899	12.7%

Add back:

Integration-related costs	—	64,259	(64,259)	(100.0%)

Restructuring costs	35,903	—	35,903	—

Remove:

Resolution of acquisition-related provisions [1]	—	33,991	(33,991)	(100.0%)
Earnings before income taxes prior to specific items	354,980	313,446	41,534	13.3%

Margin	13.7%	12.6%

Income tax expense	86,188	69,470	16,718	24.1%

Add back:

Tax deduction on integration-related costs	—	15,075	(15,075)	(100.0%)

Tax deduction on restructuring	8,352	—	8,352	100.0%

Remove:

Income taxes on the resolution of acquisition-related provisions	—	5,091	(5,091)	(100.0%)
Income tax expense prior to specific items	94,540	79,454	15,086	19.0%

Effective tax rate prior to specific items	26.6%	25.3%

Net earnings prior to specific items	260,440	233,992	26,448	11.3%

Net earnings margin	10.1%	9.4%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share prior to specific items (in dollars)

Basic EPS	0.84	0.75	0.09	12.0%

Diluted EPS	0.82	0.73	0.09	12.3%

[1]	The resolution of acquisition-related provisions is discussed on page 23.

Management’s Discussion and Analysis

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the quarters ended September 30, 2015 and 2014.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Cash provided by operating activities	451,310	412,000	39,310

Cash used in investing activities	(79,339)	(66,439)	(12,900)

Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)

Effect of foreign exchange rate changes on cash and cash equivalents	34,688	11,724	22,964
Net increase in cash and cash equivalents	40,567	404,423	(363,856)

5.5.1. Cash Provided by Operating Activities

For Q4 2015, cash provided by operating activities was $451.3 million compared to $412.0 million in Q4 2014, or 17.5% of revenue compared to 16.6% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Net earnings	232,889	213,708	19,181

Amortization and depreciation	107,565	107,877	(312)

Other adjustments [1]	18,247	37,156	(18,909)

Cash flow from operating activities before net change in non-cash working capital items	358,701	358,741	(40)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	104,019	177,898	(73,879)

Accounts payable and accrued liabilities, accrued compensation, provisions and	(63,589)	(143,327)	79,738
long-term liabilities

Other [2]	52,179	18,688	33,491

Net change in non-cash working capital items	92,609	53,259	39,350

Cash provided by operating activities	451,310	412,000	39,310

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

The increase in cash from operating activities was mainly due to better working capital and the growth in net earnings as described in section 5.4 of the present document. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

For the three months ended September 30, 2015, the net $92.6 million of cash coming from non-cash working capital items was mostly due to :

•	Cash coming from accounts receivable, work in progress and deferred revenue of $104.0 million mainly due to a decrease of 2 days in our DSO from 46 days in Q3 2015 to 44 days in Q4 2015.

•	Cash used for accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities of $63.6 million was mostly due to the net utilization of estimated losses on revenue generating contracts and the reduction in vacation accruals. This was partially offset by the net increase in restructuring provision.

FISCAL 2015 RESULTS

5.5.2. Cash Used in Financing Activities

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	—	(380,357)	380,357

Net change in long-term debt	(120,772)	448,754	(569,526)

	(120,772)	68,397	(189,169)

Settlement of derivative financial instruments	(23,293)	(37,716)	14,423

Repurchase of Class A subordinate voting shares	(229,041)	—	(229,041)

Issuance of Class A subordinate voting shares	7,014	16,457	(9,443)

Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)

During Q4 2015, $120.8 million was used to reduce our outstanding long-term debt mainly driven by $121.9 million in repayments under the term loan credit facility. For the same period last year, we increased our long-term debt by $68.4 million mostly due to the issuance of a private placement partly offset by credit facilities reimbursement.

During Q4 2015, we used $229.0 million to repurchase 4,850,402 Class A subordinate voting shares under the NCIB, while the Company did not repurchase Class A subordinate voting share during the same period last year.

In Q4 2015, we received $7.0 million in proceeds from the exercise of stock options, compared to $16.5 million during the same period last year.

Management’s Discussion and Analysis

6.	Eight Quarter Summary

As at and for the three months	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
ended,	2015	2015	2015	2014	2014	2014	2014	2013
In millions of CAD unless otherwise noted
Growth

Backlog	20,711	19,697	20,000	20,175	18,237	18,781	19,476	19,253

Bookings	2,856	2,227	2,253	4,304	2,049	2,451	2,850	2,818

Book-to-bill ratio	110.5%	87.0%	86.6%	169.4%	82.5%	91.9%	105.4%	106.5%

Book-to-bill ratio trailing twelve months	113.2%	106.4%	107.4%	112.1%	96.8%	101.4%	105.3%	100.8%

Revenue	2,585.3	2,559.4	2,601.2	2,541.3	2,483.7	2,667.0	2,704.3	2,644.7

Year-over-year growth	4.1%	(4.0%)	(3.8%)	(3.9%)	1.0%	3.9%	7.0%	4.4%

Constant currency growth	(3.1%)	(3.5%)	(3.5%)	(6.0%)	(3.4%)	(3.9%)	(2.3%)	(1.9%)
Profitability

Adjusted EBIT	379.0	371.2	363.1	344.0	370.2	342.2	341.5	302.9

Adjusted EBIT margin	14.7%	14.5%	14.0%	13.5%	14.9%	12.8%	12.6%	11.5%

Net earnings prior to specific items	260.4	257.2	251.2	236.3	234.0	229.8	229.6	200.1

Net earnings margin prior to specific items	10.1%	10.1%	9.7%	9.3%	9.4%	8.6%	8.5%	7.6%

Diluted EPS prior to specific items (in dollars)	0.82	0.80	0.78	0.74	0.73	0.72	0.72	0.63

Net earnings	232.9	257.2	251.2	236.3	213.7	225.1	230.9	189.8

Net earnings margin	9.0%	10.1%	9.7%	9.3%	8.6%	8.4%	8.5%	7.2%

Diluted EPS (in dollars)	0.73	0.80	0.78	0.74	0.67	0.71	0.73	0.60
Liquidity

Cash provided by operating activities	451.3	214.1	284.7	339.2	412.0	345.9	350.7	66.3

As a % of revenue	17.5%	8.4%	10.9%	13.3%	16.6%	13.0%	13.0%	2.5%

Days sales outstanding	44	46	41	42	43	47	47	55
Capital structure

Net debt	1,779.6	1,791.4	1,869.8	1,924.5	2,113.3	2,389.0	2,678.2	2,890.4

Net debt to capitalization ratio	21.7%	22.7%	24.4%	25.1%	27.6%	32.6%	35.6%	38.9%

Return on equity	17.7%	18.2%	18.4%	18.9%	18.8%	18.1%	17.9%	16.0%

Return on invested capital	14.5%	14.8%	14.6%	14.7%	14.5%	13.3%	13.4%	12.7%
Balance sheet

Cash and cash equivalents, and short-term investments	305.3	264.7	223.5	489.6	535.7	131.3	133.8	206.5

Total assets	11,787.3	11,190.4	10,985.8	11,171.9	11,234.1	11,162.2	11,560.4	11,801.0

Long-term financial liabilities	1,896.4	1,765.8	2,067.7	2,451.5	2,748.4	2,164.8	2,562.4	2,796.6

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

FISCAL 2015 RESULTS

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our net margin as we benefit from natural hedges.

Management’s Discussion and Analysis

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year September 30, 2015 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. In July 2015, the IASB confirmed the deferral making the standard effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FISCAL 2015 RESULTS

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2015. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes

Revenue recognition [1]	✓	✓	✓

Estimated losses on revenue-generating contracts	✓		✓

Goodwill impairment	✓		✓

Income taxes	✓			✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Multiple component arrangements

If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts at least on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours our labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete the projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the costs are forecasted to be higher than the revenues, estimated losses on revenue-generating contracts is accounted for as described below.

Management’s Discussion and Analysis

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the respective managers on a monthly basis. Some of the indicators reviewed are: current financial results, client satisfaction and third party deliverables and costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates is based on many variables, estimated losses on revenue-generating contracts are subject to change.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (“WACC”) and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to introduce and deliver new services and business solutions, a lengthened sales cycle, the cyclically of purchases of technology services and products, the nature of a customer’s business and the structure affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of audited consolidated financial statements for the fiscal year ended September 30, 2015. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2015, the fair value of each segment represents between 150% and 360% of its carrying value.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumption on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

FISCAL 2015 RESULTS

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimates can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome. Management reviews quarterly assumptions and facts surrounding outstanding litigation and claims, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with law in many jurisdictions which increase the complexity of provision for litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to adjustment occur.

Management’s Discussion and Analysis

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, assessing the quality of their performance, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2015. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

FISCAL 2015 RESULTS

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favorable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

Management’s Discussion and Analysis

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

FISCAL 2015 RESULTS

10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Management’s Discussion and Analysis

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

FISCAL 2015 RESULTS

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavorable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Management’s Discussion and Analysis

Client concentration risk

We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

FISCAL 2015 RESULTS

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centres that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations, maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access (“cyber-security risks”), as well as power outages or surges, floods, fires, natural disasters and many other causes. Cyber-security risks including intrusion carried out by well-organized and well-funded private sector and government agencies, is an escalating risk which is becoming more prevalent. Cyber-security incidents often exploit previously unknown vulnerabilities and may go undetected for extended periods. Like other companies, we are subject to cyber attacks and expect to face an increasing number of such attacks in the future. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation, claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Management’s Discussion and Analysis

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

FISCAL 2015 RESULTS

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Consolidated Financial Statements

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

Michael E. Roach	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2015

FISCAL 2015 RESULTS

Management’s and Auditors’ reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company’s 2015 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2015, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2015, has been audited by the Company’s independent auditors, as stated in their report appearing on page 60.

Michael E. Roach	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2015

Consolidated Financial Statements

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2015, and our report dated November 10, 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

FISCAL 2015 RESULTS

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2015 and 2014, and its financial performance and its cash flows for the years ended September 30, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) and our report dated November 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

Consolidated Financial Statements

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2015	2014
	$	$
Revenue	10,287,096	10,499,692
Operating expenses
Costs of services, selling and administrative (Note 23)	8,819,055	9,129,791
Integration-related costs (Note 26b)	—	127,341
Restructuring costs (Note 13)	35,903	—
Net finance costs (Note 25)	92,857	99,268
Foreign exchange loss	10,733	13,042
	8,958,548	9,369,442
Earnings before income taxes	1,328,548	1,130,250
Income tax expense (Note 16)	350,992	270,807
Net earnings	977,556	859,443
Earnings per share (Note 21)
Basic earnings per share	3.14	2.78
Diluted earnings per share	3.04	2.69

See Notes to the Consolidated Financial Statements.

FISCAL 2015 RESULTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Net earnings	977,556	859,443
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	599,650	221,279
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(246,662)	(100,869)
Net unrealized gains on cash flow hedges	17,708	20,729
Net unrealized gains on available-for-sale investments	142	941
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(1,236)	(35,311)
Other comprehensive income	369,602	106,769
Comprehensive income	1,347,158	966,212

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	305,262	535,715
Accounts receivable (Note 5)	1,097,863	1,036,068
Work in progress	873,099	807,989
Current derivative financial instruments (Note 31)	26,567	9,397
Prepaid expenses and other current assets	160,638	174,137
Income taxes	5,702	8,524
Total current assets before funds held for clients	2,469,131	2,571,830
Funds held for clients (Note 6)	496,397	295,754
Total current assets	2,965,528	2,867,584
Property, plant and equipment (Note 7)	473,109	486,880
Contract costs (Note 8)	189,235	156,540
Intangible assets (Note 9)	568,811	630,074
Other long-term assets (Note 10)	69,353	74,158
Long-term financial assets (Note 11)	122,820	84,077
Deferred tax assets (Note 16)	261,431	323,416
Goodwill (Note 12)	7,136,983	6,611,323
	11,787,270	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,113,636	1,060,380
Accrued compensation	571,883	583,979
Current derivative financial instruments (Note 31)	28,106	4,588
Deferred revenue	416,329	457,056
Income taxes	159,562	156,283
Provisions (Note 13)	94,398	143,309
Current portion of long-term debt (Note 14)	230,906	80,367
Total current liabilities before clients’ funds obligations	2,614,820	2,485,962
Clients’ funds obligations	492,965	292,257
Total current liabilities	3,107,785	2,778,219
Long-term provisions (Note 13)	62,637	70,586
Long-term debt (Note 14)	1,896,181	2,599,336
Other long-term liabilities (Note 15)	277,223	308,387
Long-term derivative financial instruments (Note 31)	225	149,074
Deferred tax liabilities (Note 16)	170,987	155,972
Retirement benefits obligations (Note 17)	190,063	183,753
	5,705,101	6,245,327
Equity
Retained earnings	3,057,578	2,356,008
Accumulated other comprehensive income (Note 18)	598,226	228,624
Capital stock (Note 19)	2,254,245	2,246,197
Contributed surplus	172,120	157,896
	6,082,169	4,988,725
	11,787,270	11,234,052

See Notes to the Consolidated Financial Statements.

Approved by the Board
	Michael E. Roach	Serge Godin

	Director	Director

FISCAL 2015 RESULTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	977,556	—	—	—	977,556
Other comprehensive income	—	369,602	—	—	369,602
Comprehensive income	977,556	369,602	—	—	1,347,158
Share-based payment costs	—	—	—	30,414	30,414
Income tax impact associated with stock options	—	—	—	5,952	5,952
Exercise of stock options (Note 19)	—	—	67,028	(13,474)	53,554
Exercise of performance share units (“PSUs”) (Note 19)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 19)	(275,986)	—	(56,549)	—	(332,535)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(11,099)	—	(11,099)
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	859,443	—	—	—	859,443
Other comprehensive income	—	106,769	—	—	106,769
Comprehensive income	859,443	106,769	—	—	966,212
Share-based payment costs	—	—	—	31,716	31,716
Income tax impact associated with stock options	—	—	—	3,269	3,269
Exercise of stock options (Note 19)	—	—	83,305	(18,380)	64,925
Exercise of PSUs (Note 19)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 19)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 19)	—	—	908	482	1,390
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Operating activities
Net earnings	977,556	859,443
Adjustments for:
Amortization and depreciation (Note 24)	424,044	444,232
Deferred income taxes (Note 16)	61,718	54,360
Foreign exchange (gain) loss	(2,681)	17,751
Share-based payment costs	30,414	31,716
Net change in non-cash working capital items (Note 27)	(201,741)	(232,667)
Cash provided by operating activities	1,289,310	1,174,835

Investing activities
Net change in short-term investments	—	73
Purchase of property, plant and equipment	(122,492)	(181,471)
Proceeds from sale of property, plant and equipment	12,910	13,673
Additions to contract costs	(78,815)	(73,900)
Additions to intangible assets	(71,357)	(77,726)
Proceeds from sale of intangible assets	2,345	—
Purchase of long-term investments	(14,995)	(15,059)
Proceeds from sale of long-term investments	10,259	6,880
Payments received from long-term receivables	5,018	6,377
Cash used in investing activities	(257,127)	(321,153)

Financing activities
Net change in unsecured committed revolving credit facility	—	(283,049)
Increase of long-term debt	62,506	1,021,918
Repayment of long-term debt	(964,072)	(1,047,261)
Settlement of derivative financial instruments (Note 31)	(121,615)	(37,716)
Purchase of Class A subordinate shares held in trust (Note 19)	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	1,390
Repurchase of Class A subordinate shares (Note 19)	(323,069)	(111,468)
Issuance of Class A subordinate shares	53,686	65,138
Cash used in financing activities	(1,303,663)	(414,064)
Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516
Cash and cash equivalents, beginning of year	535,715	106,199
Cash and cash equivalents, end of year (Note 4)	305,262	535,715

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2015 and 2014 were authorized for issue by the Board of Directors on November 10, 2015.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, provisions for income tax uncertainties and litigation and claims.

The judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

Multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements and in Note 3, “Summary of significant accounting policies”.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from sales of third party vendor products, such as software licenses, hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service and if it assumes delivery and credit risks.

Relative selling price

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“PP&E”), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client following a tender process but the contract has not yet been signed.

Amortization of contract costs

Contract costs are amortized using the straight-line method as services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company mainly uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TAX CREDITS

The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as expected taxable income or profit, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions related to business combinations and termination of employment costs incurred as part of the Company’s productivity improvement initiatives.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROVISIONS (CONTINUED)

Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors. The expense is recognized, within costs of services, selling and administrative, for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.

Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.

The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

NET INVESTMENT HEDGES

Hedges on net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CASH FLOW HEDGES

Cash flow hedges on future revenue

The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

Cash flow hedge on unsecured committed term loan credit facility

The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES (CONTINUED)

The above hedges were documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

FAIR VALUE HEDGES

Fair value hedges on Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

EMPLOYEE BENEFITS

The Company operates post-employment benefit plans of both a defined contribution and defined benefit nature.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefits plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

4.	Cash and cash equivalents

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	305,262	265,715
Cash equivalents	—	270,000
	305,262	535,715

5.	Accounts receivable

	As at September 30, 2015	As at September 30, 2014
	$	$
Trade (Note 31)	889,192	873,466
Other[1]	208,671	162,602
	1,097,863	1,036,068

[1]

Other accounts receivable include tax credits for the Development of E-Business, other tax credits for Research and Development and job and economic growth initiatives. The tax credits represent approximately $139,972,000 and $113,511,000 of other accounts receivable in 2015 and 2014, respectively.

The Tax Credit for the Development of E-Business in Québec enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 24% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2025. For all eligible salaries incurred after March 26, 2015 in addition to the refundable tax credit of 24%, a non-refundable tax credit of 6% is now available, increasing the maximum tax credit to $25,000 per year per employee.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Funds held for clients

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	299,433	97,577
Long-term bonds (Note 31)	196,964	198,177
	496,397	295,754

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Additions	6,542	4,556	8,944	120,434	140,476
Disposals/retirements	—	(13,491)	(10,693)	(108,695)	(132,879)
Foreign currency translation adjustment	5,533	13,287	11,277	50,248	80,345
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Accumulated depreciation
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Depreciation expense (Note 24)	3,183	26,982	20,723	122,778	173,666
Disposals/retirements	—	(13,444)	(10,497)	(92,367)	(116,308)
Foreign currency translation adjustment	1,264	8,300	6,105	28,686	44,355
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Net carrying amount as at September 30, 2015	69,843	62,375	70,826	270,065	473,109

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2013	62,077	193,221	160,394	466,312	882,004
Additions	8,962	10,630	19,926	155,939	195,457
Disposals/retirements	—	(6,932)	(38,420)	(34,984)	(80,336)
Foreign currency translation adjustment	1,318	8,323	8,519	16,379	34,539
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Accumulated depreciation
As at September 30, 2013	6,670	99,015	75,628	225,548	406,861
Depreciation expense (Note 24)	3,275	29,669	26,811	127,131	186,886
Disposals/retirements	—	(6,920)	(35,105)	(24,077)	(66,102)
Foreign currency translation adjustment	197	3,617	5,456	7,869	17,139
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Net carrying amount as at September 30, 2014	62,215	79,861	77,629	267,175	486,880

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	14,033	7,953	6,080	15,522	8,744	6,778
Computer equipment	85,318	53,533	31,785	93,375	61,783	31,592
	99,351	61,486	37,865	108,897	70,527	38,370

8.	Contract costs

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	414,604	235,640	178,964	356,704	209,186	147,518
Incentives	100,811	90,540	10,271	101,291	92,269	9,022
	515,415	326,180	189,235	457,995	301,455	156,540

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Additions	2,241	7,269	369	38,100	38,409	—	86,388
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(40,373)	(26,213)	(99,435)
Foreign currency translation adjustment	5,238	237	8,977	44,504	11,598	84,521	155,075
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Accumulated amortization
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Amortization expense (Note 24)	10,666	3,125	10,391	25,460	30,664	106,000	186,306
Impairment (Note 24)	—	—	—	5,289	—	—	5,289
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(38,028)	(26,213)	(97,090)
Foreign currency translation adjustment	3,574	98	8,340	26,734	7,060	62,980	108,786
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Net carrying amount as at September 30, 2015	26,478	12,876	17,552	140,522	73,479	297,904	568,811

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Additions	4,226	6,499	114	34,759	41,790	—	87,388
Disposals/retirements	(12,170)	(1,307)	(603)	(1,984)	(12,449)	—	(28,513)
Foreign currency translation adjustment	5,628	173	3,354	17,639	4,672	34,355	65,821
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Accumulated amortization
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Amortization expense (Note 24)	14,264	2,996	12,568	21,467	26,874	114,523	192,692
Disposals/retirements	(12,170)	(1,118)	(121)	(1,980)	(12,197)	—	(27,586)
Foreign currency translation adjustment	4,142	81	2,687	10,635	3,358	16,778	37,681
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Net carrying amount as at September 30, 2014	33,239	8,593	26,937	115,401	63,541	382,363	630,074

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2015	As at September 30, 2014
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	24,225	22,415
Retirement benefits assets (Note 17)	9,096	8,737
Deferred financing fees	3,286	4,474
Long-term maintenance agreements	14,971	15,004
Deposits	9,747	11,773
Other	8,028	11,755
	69,353	74,158
11. Long-term financial assets
	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred compensation plan assets (Note 17)	38,238	31,151
Long-term investments (Note 31)	42,202	30,689
Long-term receivables	11,609	7,403
Derivative financial assets (Note 31)	30,771	14,834
	122,820	84,077

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Up to June 30, 2015, management reviewed the Company’s operating results through the seven following operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”) and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Effective July 1, 2015, the Company is managed through the following seven operating segments, namely: U.S.; Nordics; Canada; France; U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific. The Company refined its management reporting and structure to better align to the Company’s client proximity model, which had the impact of transferring the South Europe and Brazil operations from Nordics to ECS segment.

Due to the change in operating segments, the Company reallocated goodwill to the revised CGUs using relative fair values. The Company completed the annual impairment test as at September 30, 2015 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	NSESA	Nordics	Canada	France	U.K.	CEE	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2014	1,491,912	1,272,823	—	1,111,702	820,219	891,890	722,996	—	299,781	6,611,323
Goodwill reallocation to new CGUs	—	(1,237,102)	1,143,452	—	—	—	(710,837)	804,487	—	—
Foreign currency translation adjustment	287,881	(35,721)	71,541	—	46,469	100,772	(12,159)	60,626	6,251	525,660
As at September 30, 2015	1,779,793	—	1,214,993	1,111,702	866,688	992,662	—	865,113	306,032	7,136,983

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2015	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.3	11.4	9.0	10.6	9.9	10.8	19.5
Long-term growth rate of net operating cash flows[1]	2.0	1.8	2.0	1.9	1.8	1.7	2.0

As at September 30, 2014	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.2	12.2	9.0	10.6	10.2	10.6	21.7
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	1.9	1.8	1.6	2.0

[1]	The long-term growth rate is based on published industry research.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Onerous leases[1], [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Additional provisions	8,468	4,902	362	32,836	46,568
Utilized amounts	(15,262)	(2,919)	(489)	(70,416)	(89,086)
Reversals of unused amounts	(2,957)	(9,803)	(8,875)	—	(21,635)
Discount rate adjustment and imputed interest	319	—	431	—	750
Foreign currency translation adjustment	3,266	386	2,543	348	6,543
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Current portion	15,408	24,159	7,460	47,371	94,398
Non-current portion	24,075	—	31,293	7,269	62,637

	Onerous leases[1], [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Additional provisions	14,118	3,351	1,770	100,354	119,593
Utilized amounts	(44,174)	(14,133)	(1,560)	(122,130)	(181,997)
Reversals of unused amounts	(24,275)	(24,984)	(12,574)	(6,081)	(67,914)
Discount rate adjustment and imputed interest	605	—	525	—	1,130
Foreign currency translation adjustment	5,353	1,941	2,364	1,340	10,998
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Current portion	17,203	31,593	8,542	85,971	143,309
Non-current portion	28,446	—	36,239	5,901	70,586

[1]

As at September 30, 2015, the timing of cash outflows relating to these provisions ranges between one and eight years (one and nine years as at September 30, 2014) and they were discounted at a weighted average rate of 0.85% (1.35% as at September 30, 2014).

[2]

As at September 30, 2015, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $9,854,000, $6,405,000 and $7,900,000, respectively (as at September 30, 2014, $15,661,000, $7,433,000 and $8,499,000, respectively). The reversals of unused amounts are mostly due to favorable settlements of tax exposures and employee claims.

[3]

As at September 30, 2015, the decommissioning liability was based on the expected cash flows of $39,574,000 ($45,834,000 as at September 30, 2014) and was discounted at a weighted average rate of 1.13% (0.94% as at September 30, 2014). The timing of the settlement of these obligations ranges between one and eight years as at September 30, 2015 (one and nine years as at September 30, 2014). The reversals of unused amounts are mostly due to favorable settlements.

[4]

During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. For the year ended September 30, 2015, the Company incurred $35,903,000 of the announced program of which $32,836,000 was accounted for in the provision for restructuring and $3,067,000 was accounted for in the provision for onerous leases.

For the year ended September 30, 2014, the Company incurred $94,273,000 of integration costs that were accounted for in the provision for restructuring and $1,503,000 were accounted for in the provision for onerous leases (Note 26b).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2015	As at September 30, 2014
	$	$

Senior U.S. unsecured notes repayable by tranches of $113,892 (U.S.$85,000) in 2016, $187,586 (U.S.$140,000) in 2018 and $334,975 (U.S.$250,000) in 2021[1]	640,693	522,220

Senior unsecured notes repayable by tranches of $53,596 (U.S.$40,000) in 2019, $73,695 (U.S.$55,000) in 2021, $401,970 (U.S.$300,000) in 2024, $468,965 (U.S. $350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $127,143, (€85,000) in 2021[2]	1,124,487	954,317

Unsecured committed term loan credit facility[3]	129,222	1,001,752

Obligations repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 2.70% (3.01% in 2014)	152,078	117,680

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2020, bearing a weighted average interest rate of 3.48% (3.66% in 2014)	57,170	61,698

Other long-term debt	23,437	22,036
	2,127,087	2,679,703
Current portion	230,906	80,367
	1,896,181	2,599,336

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2018. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2015, no amount was drawn upon this facility. Also, an amount of $43,224,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 9, 2015, the facility was extended by another year to December 2019 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[1]

As at September 30, 2015, an amount of $636,453,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $4,740,000 less financing fees of $500,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 4.4 years and a weighted average interest rate of 4.57% (4.57% in 2014). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[2]

As at September 30, 2015, an amount of $1,125,369,000 was drawn, less financing fees of $882,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 6.9 years and a weighted average interest rate of 3.62% (3.62% in 2014). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[3]

As at September 30, 2015, an amount of $129,385,000 was drawn, less financing fees of $163,000. The unsecured committed term loan credit facility expires on May 2016. This facility bears interest at Bankers’ acceptance and LIBOR; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2015, the margin paid was 1.25% for Banker’s acceptance and LIBOR and the weighted average interest was 2.05% (2.76% in 2014). The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

During the year ended September 30, 2015, the Company repaid in advance, without penalty, a portion of the May 2016 maturing tranche of the unsecured committed term loan credit facility for a total amount of $879,669,000. Following these repayments, the Company settled related floating-to-fixed interest rate swaps with a notional amount of $265,400,000 and related floating-to-floating cross currency swaps with a notional amount of $859,070,000 (Note 31). On October 1, 2015, the Company settled, with no material impact, a floating-to-fixed interest rate swap with a notional amount of $109,270,000 following the repayment of a portion of the unsecured committed term loan credit facility on September 29, 2015.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt (continued)

Principal repayments on long-term debt, excluding fair value hedges and financing fees, over the forthcoming years are as follows:

			$
Less than one year			199,618
Between one and two years			159,330
Between two and five years			496,237
Beyond five years			1,211,537
Total principal payments on long-term debt			2,066,722

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	31,451	1,268	32,719
Between one and two years	13,875	617	14,492
Between two and five years	10,022	513	10,535
Beyond five years	1,822	47	1,869
Total minimum finance lease payments	57,170	2,445	59,615

15.	Other long-term liabilities

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred revenue	167,576	151,989
Estimated losses on revenue-generating contracts[1]	4,431	42,804
Deferred compensation plan liabilities (Note 17)	40,940	34,620
Deferred rent	56,165	67,169
Other	8,111	11,805
	277,223	308,387

[1]	The current portion of estimated losses on revenue-generating contracts included in accounts payable and accrued liabilities is $51,008,000 as at September 30, 2015 ($84,747,000 at September 30, 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes

	Year ended September 30
	2015	2014
	$	$
Current income tax expense
Current income tax expense in respect of the current year	302,813	250,403
Adjustments recognized in the current year in relation to the income tax expense of prior years	(13,539)	(33,956)
Total current income tax expense	289,274	216,447
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	76,953	60,488
Deferred income tax expense (recovery) relating to changes in tax rates	1,456	(1,520)
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	(901)	23,948
Recognition of previously unrecognized temporary differences	(15,790)	(28,556)
Total deferred income tax expense	61,718	54,360
Total income tax expense	350,992	270,807

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2015	2014
	%	%
Company’s statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	0.3	(0.3)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(1.1)	(0.9)
Non-deductible and tax exempt items	0.5	0.2
Recognition of previously unrecognized temporary differences	(1.2)	(2.5)
Effect of integration-related costs	—	(0.1)
Minimum income tax charge	0.9	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	0.1	(0.1)
Effective income tax rate	26.4	24.0

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2014	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2015
		$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	79,971	(14,397)	—	—	7,909	73,483
Tax benefits on losses carried forward	269,134	(58,650)	—	—	13,913	224,397
Accrued compensation	57,406	(7,846)	—	(386)	8,265	57,439
Retirement benefits obligations	35,315	(3,267)	(519)	—	962	32,491
Allowance for doubtful accounts	3,827	210	—	—	363	4,400
PP&E, contract costs, intangible assets and other long-term assets	(160,592)	27,278	—	—	(12,406)	(145,720)
Work in progress	(56,068)	(1,992)	—	—	(10,107)	(68,167)
Goodwill	(46,757)	211	—	—	(8,261)	(54,807)
Refundable tax credits on salaries	(17,966)	(3,165)	—	—	—	(21,131)
Cash flow hedges	(2,417)	(33)	(11,176)	—	(435)	(14,061)
Other liabilities	5,591	(67)	(2,578)	—	(826)	2,120
Deferred income taxes, net	167,444	(61,718)	(14,273)	(386)	(623)	90,444

	As at September 30, 2013	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2014
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	69,497	6,685	—	—	3,789	79,971
Tax benefits on losses carried forward	300,536	(44,065)	—	—	12,663	269,134
Accrued compensation	68,908	(5,356)	—	(9,542)	3,396	57,406
Retirement benefits obligations	21,958	726	12,940	—	(309)	35,315
Allowance for doubtful accounts	5,274	(1,445)	—	—	(2)	3,827
PP&E, contract costs, intangible assets and other long-term assets	(150,418)	(2,432)	—	—	(7,742)	(160,592)
Work in progress	(43,217)	(9,762)	—	—	(3,089)	(56,068)
Goodwill	(41,326)	(2,798)	—	—	(2,633)	(46,757)
Refundable tax credits on salaries	(21,821)	3,855	—	—	—	(17,966)
Cash flow hedges	4,173	(1,424)	(5,247)	—	81	(2,417)
Other liabilities	(676)	1,656	2,182	—	2,429	5,591
Deferred income taxes, net	212,888	(54,360)	9,875	(9,542)	8,583	167,444

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred tax assets	261,431	323,416
Deferred tax liabilities	(170,987)	(155,972)
	90,444	167,444

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2015, the Company had $1,104,894,000 ($1,339,836,000 as at September 30, 2014) in operating tax losses carried forward, of which $131,980,000 ($152,700,000 as at September 30, 2014) expire at various dates up to 2032 and $972,914,000 ($1,187,136,000 as at September 30, 2014) have no expiry dates. The Company recognized a deferred tax asset of $267,350,000 ($331,650,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $48,653,000 ($62,516,000 as at September 30, 2014). The resulting net deferred tax asset of $218,697,000 ($269,134,000 as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $167,100,000 ($233,100,000 as at September 30, 2014).

As at September 30, 2015, the Company had $663,275,000 ($378,658,000 as at September 30, 2014) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $130,903,000 ($81,484,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $125,203,000 ($81,484,000 as at September 30, 2014). The resulting net deferred tax asset of $5,700,000 ($nil as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $634,800,000 ($378,700,000 as at September 30, 2014).

As at September 30, 2015, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in foreign subsidiaries for which a deferred tax liability has not been recognized amounted to $2,031,729,000 ($1,434,101,000 as at September 30, 2014).

The cash and cash equivalents held by foreign subsidiaries were $263,607,000 as at September 30, 2015 ($356,147,000 as at September 30, 2014). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

The United Kingdom Finance Bill 2015-16 which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and became substantively enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6,000,000 resulting from the revaluation of its deferred tax assets.

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany, France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with the assets held in separate funds. The plan in France is unfunded.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in U.K., Germany and France.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica Defined Benefit Pension plan policy is to invest 25% of the Plan’s assets in equities and 75% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds.

U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme are being performed as at September 2015 and the results are expected to be available by the end of the 2016 calendar year. In the meantime, the Company continues to contribute to the CMG U.K. Pension Scheme in line with the last funding actuarial valuation, the quarterly payments of $3,645,000 to cover the deficit and approximately $405,000 to cover administration expenses. The latest funding actuarial valuation for the Logica Defined Benefit Pension Plan was performed in June 2014 and reported a deficit of $3,645,000. To eliminate this funding shortfall, the Company will contribute the monthly payments of $122,000 for a period of 18 months and $12,000 to cover administration expenses. During the year ended September 30, 2015, the Company contributed in line with the previous actuarial valuation monthly payments of $113,000 to cover the deficit and approximately $11,000 to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About half of the plans are bound by the former works council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labor Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(753,583)	(82,380)	(49,603)	(48,727)	(934,293)

Fair value of plan assets	726,224	12,046	—	15,056	753,326
	(27,359)	(70,334)	(49,603)	(33,671)	(180,967)
Fair value of reimbursement rights	—	23,074	—	1,151	24,225
Net liability recognized in the balance sheet	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,074	—	1,151	24,225

Retirement benefits assets	9,096	—	—	—	9,096

Retirement benefits obligations	(36,455)	(70,334)	(49,603)	(33,671)	(190,063)
	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(643,857)	(78,035)	(42,540)	(49,370)	(813,802)

Fair value of plan assets	601,313	11,582	—	25,891	638,786
	(42,544)	(66,453)	(42,540)	(23,479)	(175,016)
Fair value of reimbursement rights	—	21,418	—	997	22,415
Net liability recognized in the balance sheet	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	21,418	—	997	22,415

Retirement benefits assets	8,737	—	—	—	8,737

Retirement benefits obligations	(51,281)	(66,453)	(42,540)	(23,479)	(183,753)
	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

Obligations extinguished on settlement	—	—	—	(15,201)	(15,201)

Settlement gain	—	—	—	(1,819)	(1,819)

Current service cost	1,102	938	3,253	3,303	8,596

Interest cost	25,883	1,936	1,005	1,875	30,699

Actuarial losses (gains) due to change in financial assumptions[1]	14,421	1,206	(2,884)	4,134	16,877

Actuarial losses due to change in demographic assumptions[1]	5,496	—	4,556	1,568	11,620

Actuarial losses (gains) due to experience[1]	2,120	(2,328)	(928)	1,171	35

Past service cost	—	—	(343)	(103)	(446)

Plan participant contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(448)	—	(925)	(16,753)

Benefits paid directly by employer	—	(1,732)	(152)	(1,647)	(3,531)

Foreign currency translation adjustment[1]	75,888	4,773	2,556	6,858	90,075
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Defined benefit obligation of unfunded plans	—	—	49,603	26,891	76,494

Defined benefit obligation of funded plans	753,583	82,380	—	21,836	857,799
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

[1]	Amounts recognized in other comprehensive income.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913

Obligations extinguished on settlement	—	—	—	(383,816)	(383,816)

Settlement gain	—	—	—	(8,449)	(8,449)

Current service cost	1,103	864	2,805	2,998	7,770

Interest cost	24,495	2,336	1,099	2,541	30,471

Actuarial losses due to change in financial assumptions[1]	42,766	11,491	6,929	3,304	64,490

Actuarial gains due to change in demographic assumptions[1]	—	—	—	(48)	(48)

Actuarial losses (gains) due to experience[1]	16,531	(194)	2,211	(1,117)	17,431

Past service cost	—	—	(128)	—	(128)

Plan participant contributions	228	52	—	245	525

Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)

Benefits paid directly by employer	—	(1,427)	(495)	(974)	(2,896)

Foreign currency translation adjustment[1]	49,018	661	149	2,050	51,878
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802
Defined benefit obligation of unfunded plans	—	—	42,540	18,736	61,276

Defined benefit obligation of funded plans	643,857	78,035	—	30,634	752,526
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

[1]	Amounts recognized in other comprehensive income.

Settlement

During the year ended September 30, 2014, the defined benefit pension plan Stichting Pensioenfonds CMG in Netherlands was settled as the Company signed an agreement with an insurance company to cover residual benefits and was no longer exposed to risks in respect of this plan. The obligations and assets extinguished on settlement amounted to $366,311,000.

In Norway, a defined benefit plan was terminated and replaced by a defined contribution plan in 2014. The plan settled when each member received an individual insurance paid up policy. The obligations and assets extinguished on settlement amounted to $17,505,000 and the Company recorded a settlement gain of $8,449,000.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Assets distributed on settlement	—	—	—	(15,201)	(15,201)

Interest income on plan assets	24,287	818	—	1,204	26,309

Employer contributions	17,975	2,191	152	1,863	22,181

Return on assets excluding interest income[1]	27,586	84	—	376	28,046

Plan participants contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(1,154)	—	(925)	(17,459)

Benefits paid directly by employer	—	(1,732)	(152)	(1,214)	(3,098)

Administration expenses paid from the plan	(2,161)	—	—	(6)	(2,167)

Foreign currency translation adjustment[1]	72,408	1,913	—	3,079	77,400
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Plan assets	726,224	12,046	—	15,056	753,326

Reimbursement rights	—	23,074	—	1,151	24,225
As at September 30, 2015	726,224	35,120	—	16,207	777,551

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	491,717	30,773	—	405,359	927,849

Assets distributed on settlement	—	—	—	(383,816)	(383,816)

Interest income on plan assets	23,430	1,123	—	1,635	26,188

Employer contributions	17,396	2,031	495	4,251	24,173

Return on assets excluding interest income[1]	35,646	597	—	(521)	35,722

Plan participants contributions	228	52	—	245	525

Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)

Benefits paid directly by employer	—	(1,427)	(495)	(457)	(2,379)

Administration expenses paid from the plan	(1,566)	—	—	(6)	(1,572)

Foreign currency translation adjustment[1]	46,251	254	—	2,345	48,850
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Plan assets	601,313	11,582	—	25,891	638,786

Reimbursement rights	—	21,418	—	997	22,415
As at September 30, 2014	601,313	33,000	—	26,888	661,201

[1]	Amounts recognized in other comprehensive income.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	180,891	—	—	—	180,891

Quoted bonds	331,677	—	—	141	331,818

Property	37,740	—	—	—	37,740

Cash	43,490	—	—	10	43,500

Other[1]	132,426	12,046	—	14,905	159,377
	726,224	12,046	—	15,056	753,326

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	216,044	—	—	190	216,234

Quoted bonds	352,305	—	—	9,543	361,848

Property	29,897	—	—	1,371	31,268

Cash	3,067	—	—	215	3,282

Other[1]	—	11,582	—	14,572	26,154
	601,313	11,582	—	25,891	638,786

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2015	2014
	$	$
Current service cost	8,596	7,770

Settlement gain	(1,819)	(8,449)

Past service cost	(446)	(128)

Net interest on net defined benefit liability or asset	4,390	4,283

Administration expenses	2,167	1,572
	12,888	5,048

[1]

The expense was presented as costs of services, selling and administrative for an amount of $6,331,000 and as finance costs for an amount of $6,557,000 (presented as a recovery of costs of services, selling and administrative for an amount of $807,000 and finance costs for an amount of $5,855,000, for the year ended September 30, 2014).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2015	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.78	2.40	2.40	4.93
Future salary increases	3.27	2.50	3.14	4.66
Future pension increases	3.21	2.00	—	—
Inflation	3.27	2.00	2.00	3.29

As at September 30, 2014	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.85	2.50	2.50	4.20
Future salary increases	3.25	2.50	4.05	5.50
Future pension increases	3.10	1.80	—	—
Inflation	3.25	2.00	2.00	2.90

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2015			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			24.4	23.0
Longevity at age 45 for current members
Males			24.1	22.0
Females			26.3	26.0

As at September 30, 2014			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			23.8	23.0
Longevity at age 45 for current members
Males			24.4	22.0
Females			25.9	25.4

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2015: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2014 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G (3) and France: INSEE TVTD 2008-2010.

The following table shows the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2015	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,458)	(2,832)	(2,154)
Decrease of 0.25% in the discount rate	34,580	2,990	2,275
Salary increase of 0.25%	759	58	2,274
Salary decrease of 0.25%	(747)	(57)	(2,163)
Pension increase of 0.25%	14,804	1,452	—
Pension decrease of 0.25%	(14,089)	(1,390)	—
Increase of 0.25% in inflation	25,155	1,452	2,274
Decrease of 0.25% in inflation	(23,829)	(1,390)	(2,163)
Increase of one year in life expectancy	17,627	2,145	395
Decrease of one year in life expectancy	(17,656)	(1,927)	(426)

As at September 30, 2014	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(28,480)	(2,757)	(1,849)
Decrease of 0.25% in the discount rate	30,292	2,913	1,952
Salary increase of 0.25%	931	642	1,999
Salary decrease of 0.25%	(913)	(568)	(1,900)
Pension increase of 0.25%	8,759	1,120	—
Pension decrease of 0.25%	(9,248)	(1,081)	—
Increase of 0.25% in inflation	22,873	1,152	1,999
Decrease of 0.25% in inflation	(21,707)	(1,098)	(1,900)
Increase of one year in life expectancy	15,039	2,482	250
Decrease of one year in life expectancy	(15,124)	(2,517)	(264)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30

	2015	2014
	(in years)

U.K.	19	19
Germany	15	15
France	18	18
Other	14	14

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $23,524,000 to defined benefit plans during the next year, of which $19,383,000 relates to the U.K. plans, and $4,141,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $211,405,000 in 2015 ($217,980,000 in 2014).

In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.71% and the Company’s proportion of the total number of active members in the plan is 0.61%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2015, Alecta’s collective funding ratio was 148% (146% in 2014). The plan expense was $38,052,000 in 2015 ($45,044,000 in 2014). The Company expects to contribute $36,012,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management as well as long service leave plans for its Australia employees. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2015, the deferred compensation liability totaled $40,940,000 ($34,620,000 as at September 30, 2014) and the deferred compensation assets totaled $38,238,000 ($31,151,000 as at September 30, 2014).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $37,439,000 as at September 30, 2015 ($31,151,000 as at September 30, 2014).

The deferred compensation plans assets and liabilities are presented in long-term financial assets and other long-term liabilities, respectively.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2015	As at September 30, 2014
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $72,873 as at September 30, 2015 ($31,986 as at September 30, 2014)	1,111,339	511,689

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $75,316 as at September 30, 2015 ($37,024 as at September 30, 2014)	(485,245)	(238,583)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $13,732 as at September 30, 2015 ($2,162 as at September 30, 2014)	32,228	14,520

Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $925 as at September 30, 2015 ($942 as at September 30, 2014)	2,718	2,576

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $19,820 as at September 30, 2015 ($18,728 as at September 30, 2014)	(62,814)	(61,578)
	598,226	228,624

For the year ended September 30, 2015, $9,092,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $4,101,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($22,000 of the net unrealized gains net of income tax expense of $133,000 for the year ended September 30, 2014).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

For 2015 and 2014, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	4,999,544	83,305	—	—	4,999,544	83,305
PSUs exercised[2]	—	583	—	—	—	583
Repurchased and cancelled[3]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[4]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[4]	—	908	—	—	—	908
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	3,187,455	67,028	—	—	3,187,455	67,028
PSUs exercised[2]	—	8,668	—	—	—	8,668
Repurchased and cancelled[3]	(6,725,735)	(54,918)	—	—	(6,725,735)	(54,918)
Repurchased and not cancelled[3]	—	(1,631)	—	—	—	(1,631)
Purchased and held in trust[4]	—	(11,099)	—	—	—	(11,099)
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245

[1]

The carrying value of Class A subordinate shares includes $13,474,000 ($18,380,000 in 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2015, 316,857 PSUs were exercised (22,858 during the year ended September 30, 2014) with a recorded average fair value of $8,668,000 ($583,000 as at September 30, 2014) that was removed from contributed surplus. As at September 30, 2015, 1,719,827 Class A subordinate shares were held in trust under the PSU plan (1,748,149 as at September 30, 2014) (Note 20b).

[3]

On January 28, 2015, the Company’s Board of Directors authorized the renewal of a Normal Course Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB.

During the year ended September 30, 2015, the Company repurchased 6,925,735 Class A subordinate shares under the current NCIB for consideration of $332,535,000 and the excess of the purchase price over the carrying value in the amount of $275,986,000 was charged to retained earnings. As at September 30, 2015, 200,000 of the repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and had been cancelled and paid subsequent to year-end (nil as at September 30, 2014).

During the year ended September 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et de placement du Québec for cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company was entitled to repurchase under the previous NCIB. In addition, during the year ended September 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB for cash consideration of $11,468,000 and the excess of the purchase price over the carrying value in the amount of $8,716,000 was charged to retained earnings.

[4]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for cash consideration of $11,099,000 during the year ended September 30, 2015 (619,888 Class A subordinate shares for $23,016,000 during the year ended September 30, 2014).

During the year ended September 30, 2015, the trustee did not sell any Class A subordinate shares that were held in trust. During the year ended September 30, 2014, the trustee sold on the open market 35,576 Class A subordinate shares that were held in trust. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2015, 40,428,628 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2015		2014
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	19,728,106	22.88	20,209,569	16.45
Granted	7,061,519	44.20	5,973,451	37.15
Exercised	(3,187,455)	16.80	(4,999,544)	12.99
Forfeited	(2,972,778)	35.85	(1,438,920)	26.45
Expired	—	—	(16,450)	7.85
Outstanding, end of year	20,629,392	29.23	19,728,106	22.88
Exercisable, end of year	10,612,717	18.55	8,890,504	14.13

The weighted average share price at the date of exercise for share options exercised in 2015 was $46.48 ($37.78 in 2014).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2015:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
7.72 to 8.55	265,918	0.85	7.95	265,918	7.95
9.05 to 10.05	1,475,235	3.01	9.31	1,475,235	9.31
10.11 to 11.95	346,363	2.07	11.35	346,363	11.35
12.54 to 14.41	1,858,765	4.00	12.56	1,858,765	12.56
14.48 to 16.63	2,033,612	5.00	15.48	2,033,612	15.48
19.28 to 22.52	674,422	6.00	19.76	674,422	19.76
23.65 to 32.57	4,061,989	7.22	23.89	2,891,610	23.89
34.68 to 38.79	2,986,864	8.39	37.25	1,037,193	36.97
39.47 to 56.69	6,926,224	9.60	44.29	29,599	51.32
	20,629,392	7.17	29.23	10,612,717	18.55

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2015	2014
Grant date fair value ($)	9.38	7.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.90	23.92
Risk-free interest rate (%)	0.98	1.53
Expected life (years)	4.00	4.00
Exercise price ($)	44.20	37.15
Share price ($)	44.20	37.15

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at September 30, 2015	1,719,827

[1]	The PSUs granted in 2015 had a grant date fair value of $37.84 per unit ($36.15 in 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

c)	Share purchase plan

Under the Share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

External members of the Board of Directors (“participants”) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2015, the number of outstanding DSUs was 124,354 (144,020 DSUs as at September 30, 2014).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative expenses is as follows:

	Year ended September 30
	2015	2014
	$	$
Stock options	17,027	18,383
PSUs	13,387	13,333
Share purchase plan	78,342	69,500
DSUs	2,307	1,109
	111,063	102,325

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2015			2014

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	977,556	311,477,555	3.14	859,443	308,743,126	2.78
Net effect of dilutive stock options and PSUs[2]		9,944,889			10,184,611
	977,556	321,422,444	3.04	859,443	318,927,737	2.69

[1]

The 6,925,735 Class A subordinate shares repurchased and 1,719,827 Class A subordinate shares held in trust during the year ended September 30, 2015 (2,837,360 and 1,748,149, respectively, during year ended September 30, 2014), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 3,801,637 stock options for the year ended September 30, 2015 (5,648,757 for the year ended September 30, 2014), as they were anti-dilutive.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2015	September 30, 2014
	$	$
Recognized as:
Revenue in the respective year	1,416,488	1,575,593
Recognized as:
Amounts due from customers under construction contracts[1]	351,246	289,838
Amounts due to customers under construction contracts	(90,973)	(153,962)

[1]	As at September 30, 2015, retentions held by customers for contract work in progress amounted to $65,989,000 ($50,425,000 as at September 30, 2014).

23.	Costs of services, selling and administrative

	Year ended September 30
	2015	2014
	$	$
Salaries and other member costs[1]	6,050,985	6,215,991
Professional fees and other contracted labour	1,220,994	1,260,955
Hardware, software and data center related costs	708,206	786,360
Property costs	390,728	398,560
Amortization and depreciation (Note 24)	418,011	435,775
Other operating expenses	30,131	32,150
	8,819,055	9,129,791

[1]	Net of tax credits of $113,416,000 in 2015 ($121,114,000 in 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.	Amortization and depreciation

	Year ended September 30
	2015	2014
	$	$
Depreciation of PP&E1	173,666	186,886
Amortization of intangible assets	186,306	192,692
Impairment of intangible assets	5,289	—
Amortization of contract costs related to transition costs	52,750	56,197
Included in costs of services, selling and administrative (Note 23)	418,011	435,775

Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,327	5,889
Amortization of deferred financing fees (presented in finance costs)	1,188	1,185
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,518	1,383
	424,044	444,232

[1]	Depreciation of PP&E acquired under finance leases was $16,895,000 in 2015 ($23,822,000 in 2014).

Amortization includes impairment for a total amount of $5,289,000 related to a business solution that was no longer expected to generate future economic benefits, and is included in the U.S. segment.

25.	Net finance costs

	Year ended September 30
	2015	2014
	$	$
Interest on long-term debt	86,252	92,581
Net interest cost on the net defined benefit plans (Note 17)	6,557	5,855
Other finance costs	766	2,842
Finance costs	93,575	101,278
Finance income	(718)	(2,010)
	92,857	99,268

26.	Investments in subsidiaries

a)	Acquisitions and disposals

There were no significant acquisitions or disposals for the year ended September 30, 2015 and 2014.

b)	Integration-related costs

During the year ended September 30, 2015, the Company paid in total $74,363,000 related to the integration of Logica plc (“Logica”) ($162,535,000 during the year ended September 30, 2014).

During the year ended September 30, 2014, the Company expensed $127,341,000 of the previously announced program of $551,500,000. This amount included net integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $94,273,000 (Note 13), costs related to onerous leases of $1,503,000 (Note 13) and other integration costs of $31,565,000.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2015	2014
	$	$
Accounts receivable	23,335	205,945
Work in progress	23,553	161,270
Prepaid expenses and other assets	39,157	42,555
Long-term financial assets	979	(4,230)
Accounts payable and accrued liabilities	(36,720)	(113,537)
Accrued compensation	(46,399)	(151,573)
Deferred revenue	(72,405)	(158,026)
Provisions	(63,385)	(132,735)
Long-term liabilities	(57,665)	(65,840)
Retirement benefits obligations	444	(17,181)
Derivative financial instruments	(919)	(650)
Income taxes	(11,716)	1,335
	(201,741)	(232,667)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2015	2014
	$	$
Operating activities
Accounts receivable	(67)	(199)
Prepaid expenses and other assets	—	(3,792)
Accounts payable and accrued liabilities	17,774	—
	17,707	(3,991)
Investing activities
Purchase of property, plant and equipment	(20,044)	(12,878)
Additions of intangible assets	(13,720)	(1,074)
Additions of long-term financial assets	(5,608)	(7,788)
	(39,372)	(21,740)
Financing activities
Increase in obligations under finance leases	20,336	24,458
Increase in obligations other than finance leases	10,728	1,074
Issuance of shares	67	199
Repurchase of Class A subordinate shares (Note 19)	(9,466)	—
	21,665	25,731

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2015	2014
	$	$
Interest paid	88,894	103,127
Interest received	273	903
Income taxes paid	289,405	182,531

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its current management structure (Note 12). The Company has retrospectively revised the segmented information for the comparative periods to conform to the segmented information structure in effect as of July 1, 2015:

						Year ended September 30, 2015

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,813,127	1,638,985	1,533,719	1,283,387	1,331,287	1,211,228	475,363	10,287,096
Earnings before restructuring costs, net finance costs and income tax expense[1]	454,325	153,841	343,692	146,615	163,603	118,141	77,091	1,457,308
Restructuring costs								(35,903)
Net finance costs								(92,857)
Earnings before income taxes								1,328,548

[1]	Total amortization and depreciation of $422,856,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $115,367,000, $66,910,000, $69,152,000, $31,933,000, $71,888,000, $42,722,000 and $24,884,000, respectively for the year ended September 30, 2015.

						Year ended September 30, 2014

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,664,876	1,826,091	1,638,320	1,333,792	1,283,847	1,327,682	425,084	10,499,692
Earnings before integration-related costs, net finance costs and income tax expense[1]	303,515	164,721	361,136	155,695	164,977	138,656	68,159	1,356,859
Integration-related costs								(127,341)
Net finance costs								(99,268)
Earnings before income taxes								1,130,250

[1]	Total amortization and depreciation of $443,047,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $114,106,000, $70,168,000, $84,403,000, $34,575,000, $75,853,000, $40,939,000 and $23,003,000, respectively for the year ended September 30, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2015	As at September 30, 2014
	$	$
U.S.	304,571	296,587

Canada	243,838	254,240

U.K.	267,714	240,455

France	85,752	101,477

Sweden	92,823	98,496

Finland	53,168	58,245

Germany	53,176	56,958

Netherlands	35,912	44,454

Rest of the world	94,201	122,582
	1,231,155	1,273,494

The following table provides revenue information based on the client’s location:

	2015	2014
	$	$
U.S.	2,985,577	2,803,326

Canada	1,507,326	1,614,511

U.K.	1,419,276	1,391,943

France	1,259,975	1,309,568

Sweden	847,737	913,110

Finland	637,564	665,845

Netherlands	462,616	527,010

Germany	382,276	384,765

Rest of the world	784,749	889,614
	10,287,096	10,499,692

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2015	2014
	$	$
Outsourcing

IT Services	4,543,278	4,342,370

BPS	1,042,352	1,118,117

Systems integration and consulting	4,701,466	5,039,205
	10,287,096	10,499,692

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. segment, accounted for $1,437,877,000 (14%) of revenues for the year ended September 30, 2015 ($1,404,093,000 (13.4%) for the year ended September 30, 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

a)	Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India

b)	Compensation of key management personnel

Compensation of key management personnel, defined as the Executive Vice President and Chief Financial Officer, the Chief Operating Officer and the Board of Directors including the President and Chief Executive Officer, was as follows:

	2015	2014
	$	$
Short-term employee benefits	5,087	4,972
Share-based payments	15,165	15,609

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

At September 30, 2015, the Company is committed under the terms of operating leases with various expiration dates up to 2025, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,173,389,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	305,706
Between one and two years	258,102
Between two and five years	462,811
Beyond five years	146,770

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $290,713,000 ($306,428,000 in 2014), net of sublease income of $29,256,000 ($26,128,000 in 2014). As at September 30, 2015, the total future minimum sublease payments expected to be received under non-cancellable sublease were $97,442,000 ($100,745,000 as at September 30, 2014).

The Company entered into long-term service and other agreements representing a total commitment of $170,475,000. Minimum payments under these agreements are due as follows:

$
Less than one year	86,629
Between one and two years	45,504
Between two and five years	38,342
Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 13).

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $10,373,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2015. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2015, the Company provided for a total of $52,659,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $92,678,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2015		As at September 30, 2014

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,765,180	1,839,478	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	129,222	129,385	1,001,752	1,005,792
Other long-term debt	Level 2	23,437	22,049	22,036	20,276
		1,917,839	1,990,912	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2015	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	305,262	535,715
Deferred compensation plan assets	Level 1	38,238	31,151
		343,500	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	26,567	9,397
Long-term derivative financial instruments	Level 2	30,771	14,834
		57,338	24,231
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,964	198,177
Long-term investments	Level 2	42,202	30,689
		239,166	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	28,106	4,588
Long-term derivative financial instruments	Level 2	225	149,074
		28,331	153,662

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2015 and 2014.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2015	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations

$109,730 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Current liabilities Long-term liabilities	22,297 —	— 136,203
Cash flow hedges on future revenue

U.S.$9,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32,000 as at September 30, 2014)	Current liabilities	2,478	1,651
	Long-term liabilities	—	605

U.S.$42,296 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets	1,388	1,226
	Long-term assets	1,284	1,586
	Current liabilities	1,220	1,963
	Long-term liabilities	86	1,153

$151,916 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets	14,795	4,276
	Long-term assets	16,212	5,937
	Current liabilities	—	475
	Long-term liabilities	—	45

Kr77,100 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee kr142,600 as at September 30, 2014)	Current assets	1,279	1
	Long-term assets	879	—
	Current liabilities	—	16
	Long-term liabilities	—	32

€7,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)	Current liabilities	441	—

£25,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)	Current assets	59	—
	Long-term assets	12	—
	Current liabilities	47	—
	Long-term liabilities	139	—

€84,000 foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets	9,044	3,894
	Long-term assets	8,254	7,311

€5,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities	339	483
	Long-term liabilities	—	183

€7,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)	Current assets	2	—
	Current liabilities	198	—

Cash flow hedges on unsecured committed term loan credit facility
$109,730 interest rate swaps floating-to-fixed ($484,400 as at September 30, 2014)	Current liabilities	1,086	—
	Long-term liabilities	—	943

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S. $250,000 as at September 30, 2014)	Long-term assets	4,130	—
	Long-term liabilities	—	9,910

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.

As at September 30, 2015, there were no changes in valuation techniques.

The Company expects that approximately $21,316,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2015 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2015, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk on the unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount. During the year ended September 30, 2015, the Company settled the interest rate swaps floating-to-fixed with a notional amount of $265,400,000 following the repayment of the unsecured committed term loan credit facility.

The Company also has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivative financial instruments. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar, euro, Swedish krona and British pound revenues.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed term loan credit facility, Senior U.S. and euro unsecured notes.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. During the year ended September 30, 2015, the Company settled floating-to-floating cross-currency swaps with a notional amount of $859,070,000 ($184,900,000 for the year ended September 30, 2014) for a net amount of $121,615,000 ($28,924,000 for the year ended September 30, 2014). The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2014, the Company entered into a foreign currency forward contract to hedge the net investment in its U.S. operations. The foreign currency forward contract was subsequently settled for an amount of $8,792,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2015				2014
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
Increase (decrease) in net earnings	12	(2,095)	(6,014)	(3,645)	(402)	(1,178)	7,787	(73)

Decrease in other comprehensive income	(1,223)	(170,039)	(41,048)	(6,149)	(2,171)	(149,474)	(143,468)	—

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2015	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,113,636	1,113,636	1,113,636	—	—	—

Accrued compensation	571,883	571,883	571,883	—	—	—

Senior U.S. & euro unsecured notes	1,765,180	2,196,917	70,053	181,860	618,368	1,326,636

Unsecured committed term loan credit facility	129,222	131,161	131,161	—	—	—

Obligations other than finance leases	152,078	159,839	63,901	43,991	51,552	395

Obligations under finance leases	57,170	59,615	32,719	14,492	10,535	1,869

Other long-term debt	23,437	23,711	10,335	3,916	4,079	5,381

Clients’ funds obligations	492,965	492,965	492,965	—	—	—

Derivative financial liabilities (assets)

Cash flow hedges on future revenue	(48,260)

Outflow		5,094	4,840	254	—	—

(Inflow)		(57,516)	(27,374)	(19,461)	(10,681)	—

Cross-currency swaps	22,297

Outflow		134,049	134,049	—	—	—

(Inflow)		(112,276)	(112,276)	—	—	—

Interest rate swaps	(3,044)

Outflow		631,605	232,764	11,612	34,836	352,393

(Inflow)		(663,713)	(236,804)	(16,715)	(50,146)	(360,048)
	4,276,564	4,686,970	2,481,852	219,949	658,543	1,326,626

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2014	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,060,380	1,060,380	1,060,380	—	—	—

Accrued compensation	583,979	583,879	583,879	—	—	—

Senior U.S. & euro unsecured notes	1,476,537	1,912,490	58,900	58,900	571,595	1,223,095

Unsecured committed term loan credit facility	1,001,752	1,051,603	27,732	1,023,871	—	—

Obligations other than finance leases	117,680	124,475	42,838	36,394	45,243	—

Obligations under finance leases	61,698	64,397	33,813	21,323	9,261	—

Other long-term debt	22,036	22,036	8,286	3,726	3,562	6,462

Clients’ funds obligations	292,257	292,257	292,257	—	—	—

Derivative financial liabilities (assets)

Cash flow hedges on future revenue	(17,625)

Outflow		6,959	4,731	2,113	115	—

(Inflow)		(26,041)	(9,658)	(9,415)	(6,968)	—

Cross-currency swaps	136,203

Outflow		1,140,662	21,686	1,118,976	—	—

(Inflow)		(1,023,136)	(32,566)	(990,570)	—	—

Interest rate swaps	10,853

Outflow		848,249	16,687	498,726	28,697	304,139

(Inflow)		(879,626)	(20,053)	(502,440)	(41,950)	(315,183)
	4,745,750	5,178,584	2,088,912	1,261,604	609,555	1,218,513

As at September 30, 2015, the Company held cash and cash equivalents and long-term investments of $347,464,000 ($566,404,000 as at September 30, 2014). The Company also had available $1,456,776,000 in unsecured committed revolving credit facility ($1,463,280,000 as at September 30, 2014). The funds held for clients of $496,397,000 ($295,754,000 as at September 30, 2014) fully covered the clients’ funds obligations. As at September 30, 2015, accounts receivable amounted to $1,097,863,000 ($1,036,068,000 as at September 30, 2014). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of accounts receivable that are past due:

	2015	2014
	$	$
Not past due	737,332	716,435
Past due 1-30 days	84,425	86,796
Past due 31-60 days	28,825	29,133
Past due 61-90 days	13,046	15,012
Past due more than 90 days	30,741	30,982
	894,369	878,358
Allowance for doubtful accounts	(5,177)	(4,892)
	889,192	873,466

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2015, total managed capital was $8,556,720,000 ($8,234,832,000 as at September 30, 2014). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents (Note 4), long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization, integration-related costs and restructuring costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-	An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

-	In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired Company will be used in the computation of the ratios.

Shareholder Information

Shareholder information listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2015:

275,773,284 Class A subordinate shares

33,272,767 Class B shares

High/low of share price from October 1, 2014

to September 30, 2015:

	TSX (CDN$)	NYSE (U.S.$)

High:	57.69	46.30

Low:	36.35	31.99

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure in accordance with the requirements of National Instrument 52-109 are filed with securities regulators in Canada on SEDAR (sedar.com); similar certifications pursuant to Rule 13a-14 of the U.S. Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to our Form 40-F filed with the US Securities and Exchange Commission on EDGAR (sec.gov); and the certification required by Section 303A.12 of the NYSE Listed Company Manual is filed annually with the New York Stock Exchange. CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and are set out in the in the report of the Corporate Governance Committee contained in the Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is available on SEDAR and EDGAR, respectively, as well as on CGI’s website (cgi.com).

Auditors

Ernst & Young LLP

Transfer agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor relations

For further information about the Company, additional copies of this report or other financial information, please contact:

CGI Group Inc.

Investor Relations

Email: ir@cgi.com

Twitter: CGI_IR

Web: cgi.com/investors

1350 René-Lévesque Blvd West

Montréal, Québec H3G 1T4

Canada

Tel.: 514-841-3200

Annual general meeting of shareholders

Wednesday, January 27, 2016 at 11:00 a.m.

Le Ritz-Carlton Montréal

Oval Room

1228 Sherbrooke Street West

Montréal, Québec H3G 1H6

Canada

A live webcast of the Annual General Meeting will be available via cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI’s website. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

The online version of CGI’s annual report is available at cgi.com/investors.

Le rapport annuel 2015 de CGI est aussi publié en français et disponible sur cgi.com/investisseurs.

Founded in 1976, CGI is one of the largest IT and business process services providers in the world. With 65,000 professionals operating across 40 countries, CGI helps clients become customer-centric digital organizations. We deliver high-quality business consulting, systems integration and managed services, complemented by more than 150 IP-based solutions and best-?t global delivery options, to support clients in lowering the costs of running their business and reinvesting savings into their digital transformation success. CGI has an industry-leading track record of delivering 95% of projects on time and within budget, aligning our teams with clients’ digital strategies to achieve top-to-bottom line results.
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